                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 10-K
           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1993     Commission file number 0-10175


                   POLICY MANAGEMENT SYSTEMS CORPORATION
          (Exact name of registrant as specified in its charter)


     South Carolina                                          57-0723125
(State or other jurisdiction of                            (IRS  Employer
incorporation or organization)                          Identification No.)


     One PMS Center (P.O. Box Ten)
   Blythewood, S.C. (Columbia, S.C.)                          29016 (29202)
(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code: (803)735-4000


        Securities registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
 Title of each class                               on which registered
Common Stock, par value $.01 per share             New York Stock Exchange


        Securities registered pursuant to Section 12(g) of the Act:
                                   None


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.  Yes    No X

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

     The aggregate market value of the voting stock held by non-affiliates of the registrant was $797,531,112 at March 11, 1994 based on the closing market price of the Common Stock on such date, as reported by the New York Stock Exchange.

     The total number of shares of the registrant's Common Stock, $.01 per share par value, outstanding at March 11, 1994 was 22,637,021.

                    DOCUMENTS INCORPORATED BY REFERENCE

Item 4 of Registrant's Report on Form 8-K, dated August 17, 1993, is incorporated by reference in Part II.

                                  PART I

ITEM 1.  BUSINESS

                                THE COMPANY


ORGANIZATION AND GENERAL DEVELOPMENT

     Policy Management Systems Corporation ("Company"), a leading provider of standardized insurance software systems and automation, administration and information services to the insurance industry, is a South Carolina corporation incorporated in 1980. At December 31, 1993, the Company had 4,350 full-time employees and 4,786 total employees located in offices in North America, Europe and Australia.

     Prior to 1985, the Company operated primarily as a provider of insurance software systems and related automation support services to property and casualty insurance companies. Since that time the Company has broadened its software product and services offerings through the introduction of new internally developed products and services and business and software product acquisitions.

     During 1985, the Company initiated an expansion into the property and casualty information services business to assist underwriters and claims professionals in the property and casualty insurance marketplace. The Company began to acquire regional providers of information services to provide the capability of gathering and electronically communicating information from all states and regions. By the end of 1986, the Company had completed acquisitions, which provided for national coverage for Motor Vehicle Reports and Personal Lines inspections. By November 1988, the Company had completed acquisitions, which provided for national coverage for Premium Audits and Commercial Line Inspections.

     Through its nationwide information gathering network, the Company provides the property and casualty insurance industry with the information to assist insurers in making more informed decisions on risk selection, pricing and claims adjusting. Most of these services are provided on an automated basis to allow the consistent application of underwriting standards and rules.

     From 1990 through 1993, the Company acquired businesses which provide information services related to hospital medical records, attending physician statements and personal history interviews primarily for the life and health insurance industry. Since then, the Company has expanded its operations and information services offerings to the point that it now offers a wide range of information services and related data base products to the property and casualty, life and health insurance markets.

     Between 1986 and 1989, the Company, through business acquisitions, took its initial steps toward becoming a major supplier of automation solutions for the life and health insurance markets. Since then, the Company has continued to expand its products and services offerings and in August 1993, acquired CYBERTEK Corporation ("CYBERTEK") of Dallas, Texas. CYBERTEK is a leading provider of information management systems and processing solutions designed to meet the needs of the life insurance and financial services industries. The Company is currently enhancing and integrating the business functions of CYBERTEK products with certain of the Company's Series III industry applications and its Integrated Application Platform architecture. The Company expects this effort to continue through 1996 with the anticipated initial release of the integrated applications being made generally available in late 1994 or early 1995 with subsequent releases to follow. CYBERTEK has a customer base of over 100 companies.

     In 1987, the Company began to place more emphasis on the processing services market for both the private and public sectors, and today provides a full range of outsourcing services. These services can range from processing a single line of business to assuming responsibility for complete systems maintenance, facilities management and processing and administration support of an insurance company's business. The Company provides outsourcing services from data centers located in North America, Europe and Australia.

     During the early stages of the Company's development, a major portion of the Company's revenues were derived from systems licensing activities (43.7% in 1985). As the Company has continued to enhance its position as a provider of a full range of business solutions, based upon automation, administration support and information, to the insurance industry, the portion of the Company's revenues derived from systems licensing activities has steadily declined, representing 16.5% of total revenues in 1993. The remainder of the Company's revenues are derived primarily from automation, administration and information services activities.

     The Company's strategy is to build a larger base of recurring systems licensing and services revenues. As a result of this emphasis, initial license charges, that portion of license charges from systems licensing activities which is generally recognized as revenue upon execution of a license obligation and delivery of the product, have continually declined, representing 5.8% of total revenues in 1993, compared to 16.4% in 1985.


RECENT DEVELOPMENTS

     In February 1994, the Company's independent accountants completed a special audit of the Company's financial statements as of and for the six months ended June 30, 1993. As a result of that audit, certain of the Company's financial statements were restated. See Note 2 of Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. Coopers & Lybrand has been engaged to perform an audit of the Company's 1992 financial statements, and Ernst & Young has agreed to perform procedures to determine whether it can reissue its audit reports on the 1990 and 1991 financial statements.


SEGMENT INFORMATION

     The Company operates in one business segment, the providing of computer software systems and automation and administration support and information services to the insurance industry.

     The majority of the Company's revenues are generated from products and services provided in the United States and no one customer accounted for more than 10% of revenues during the year ended December 31, 1993. The following table illustrates the relative percentages of total revenue represented by the Company's products and services in the United States and foreign countries for 1993.

                                        Percent of
                                         Revenue
                                        Year ended
                                       December 31,
                                           1993
          United States.................  87.1%
          Canada........................   4.3%
          Europe........................   5.5%
          Asia..........................   3.1%

                          PRODUCTS AND SERVICES

     The Company offers over 135 business solutions, which include more than 90 application software systems and a wide range of outsourcing, professional and information services, designed to meet the needs of the property and casualty, life and health insurance markets.

     The Company's primary software systems currently run on mid-range and large scale IBM computers or IBM compatible equipment utilizing most IBM operating systems. In addition, a number of systems run on intelligent workstations.

     Most customers licensing the Company's software systems also use the Company's professional services, which are normally provided under separate agreements. Customers using the Company's information services do not necessarily license the Company's software products. Over 100 customers currently utilize the Company's various outsourcing services, which are provided under contracts having terms up to fifteen years.

     The Company obtains from third parties licenses for a wide range of software products and services which are used in varying degrees in developing and enhancing the Company's products and in performing services for its customers. Such products range from mainframe operating systems to graphical user interfaces. Although such products licensed from third parties are important to the products and services offered by the Company, there is generally no single product licensed from a third party without which the Company's development of its products and performing of its services could not continue.

SOFTWARE PRODUCTS

     The Company's software products automate most insurance processing functions, including various underwriting, claims accounting, financial and regulatory reporting and cash management functions. The systems have been designed with the intent to permit ease of use and provide flexibility in adapting them to a particular customer's requirements and modifying them as business conditions change. The systems are modular in structure and facilitate the application of updates and enhancements and interfacing and integration of the different systems. Most of the systems will operate on either a stand-alone basis or in conjunction with each other.

     Series III technologies serve as a platform for the Company's systems for the property and casualty, life and health insurance markets. A primary objective of Series III is the full integration of the information and data gathering, processing, underwriting, claims handling and reporting processes for providers of insurance to create a cooperative processing environment where insurance professionals, using advanced intelligent workstations, can process multiple tasks concurrently with minimal clerical support and data entry. The foundation of Series III is the Company's Integrated Application Platform ("IAP"), more fully described below. Series III uses advanced and emerging technologies such as relational data bases, graphical user interfaces and imaging. Series III technologies allow system upgrades, additions and interfaces to be implemented much quicker and at reduced costs, with a minimum of disruption to ongoing operations. Using relational data bases and cooperative processing between hardware platforms and allowing access to data from multiple sources through advanced networks, Series III is intended to provide a seamless flow of information between insurance agents, branch offices and the home office of insurance companies.

     The Company relies upon contract, intellectual property, copyright and other bodies of law to protect its products as trade secrets and confidential proprietary information. The Company's agreements with its customers and prospective customers prohibit disclosure of the Company's trade secret and proprietary information to third parties without the consent of the Company and generally restrict their use of the Company's products to only their operations. The Company also informs its employees of the proprietary nature of its products and obtains from them an agreement not to disclose proprietary information. Notwithstanding those restrictions, it may be possible for competitors of the Company to obtain unauthorized access to the Company's proprietary information. The Company also has registered service marks or pending applications for registration for many of its software products.

     The following is a detailed description of current principal software products:

     POLICY MANAGEMENT SYSTEM ("PMS") - PMS, the Company's most comprehensive and widely used mainframe system, performs the functions essential to all phases of the management of property and casualty insurance policies. This system, which supports business written by property and casualty insurance companies, is designed to reduce paper work dependency, facilitate rapid access to information and improve service. Principal automated functions performed by PMS are policy rating and premium calculation, policy printing, renewal and endorsement generation and certain reinsurance processing.

     POINT - An integrated midrange property and casualty processing system designed to run on IBM's AS/400 computer, providing the basic system functions (including policy, claims, financial and reinsurance management and reporting) used by property and casualty insurance companies with annual direct written premiums of up to approximately $150 million.

     BILLING AND COLLECTION MANAGEMENT SYSTEM ("BCMS") - An on-line system that automates management of property and casualty insurance billing and collections for single, consolidated, third party, agency, and account current disciplines. Personal and commercial lines are supported and may be collected and paid through on-line cash entry, lockbox, optical character readers
(OCR), or electronic funds transfer (EFT) methods. The system features user defined pay plans, finance and service charges and delinquency plans and supports payroll deduction plans.

     BILLING AND COLLECTION WORKSTATION ("BCWS") - Client/server solution that automates the management of billing and collections for property and casualty, individual life and health, and group life and health lines of business. Multiple billing disciplines (including single policy, account bill, third party, agency, and account current) and collection methods (including cash entry, lockbox, OCR, EFT, and credit card) are designed to offer enhanced flexibility to the user.

     INSURANCE MANAGEMENT INFORMATION SYSTEM ("IMIS") - A management information and reporting system that provides premium, loss experience, reinsurance and actuarial reporting to satisfy insurance company management and statutory reporting requirements for property and casualty insurance companies.

     MANAGEMENT INFORMATION SYSTEMS ("MIS") - A client/server system that provides data generation and manipulation capabilities to fulfill the management, annual statement, actuarial, bureau, and other reporting requirements of a broad range of insurance companies.

     MANAGEMENT WORKSTATION ("MWS") - An intelligent workstation based system designed for use in conjunction with MIS to capture and display management information.

     MANAGEMENT DECISION SUPPORT ("MDS") - Workstation tool that provides insurance professionals with the capability to design and run queries against information contained in relational databases and allows on-line access to current and historical versions of various standard reports.

     MICRO MAINFRAME SYSTEM ("MMS") - An intelligent workstation based system designed to meet the policy processing and rating needs of property and casualty insurance companies. MMS emulates mainframe functions on a workstation allowing the maintenance of software rating applications that run in either a mainframe or workstation environment.

     UNDERWRITING WORKSTATION ("UWS") - Client/server solution that stores and manages policy information in a central location to improve the accuracy and consistency of underwriting decisions. Automates rate, quote, and policy issuance, eliminating the need for manual intervention.

     UNDERWRITING MANAGEMENT SYSTEM ("UMS") - An integrated system providing the capability to store and manage policy information in a central location to facilitate the accuracy and consistency of underwriting decisions.

     CLAIMS HANDLING SYSTEM ("CHS") - An intelligent workstation based system which automates most claims handling related functions of property and casualty insurance companies, including claims payments, and facilitates the uploading and downloading of claims information between host and remote computers.

     CLAIMS WORKSTATION ("CWS") - Client/server system that automates the claims handling processes, as well as providing access to the various claims functions and information in a distributed environment.

     PRODUCT DEVELOPMENT SUPPORT SYSTEM ("PDSS") - Client/server system which facilitates and expedites the development of new and modification of existing life and health insurance products by centralizing product rules and information into a building block format for easy, timely access and manipulation. Once product rules and information are input, they can be used for a number of different products.

     HEALTH ENTERPRISE SOLUTION ("HES") - A comprehensive series of systems designed for the administration and management of most indemnity and managed care health products. Functions supported include point of service, capitation and a full array of other managed care requirements. HES includes the ADMIN, and CAPS as sub-systems.

     CLAIMS ADMINISTRATION AND PAYMENT SYSTEM ("CAPS") - A claims administration and payment system with advanced capabilities supporting the cost management and extensive data collection needs of most health insurers. CAPS is utilized primarily by large health insurance companies and Blue Cross and Blue Shield organizations.

     CLAIMS ADMINISTRATION SYSTEM ("CAS II") - An on-line immediate update claims system that supports cost management programs, such as Preferred Provider Organizations, precertifications and second surgical opinions for medium-sized insurance companies or self-administered clients.

     GROUP ADMINISTRATION AND BILLING SYSTEM ("ADMIN") - A group health insurance billing and administration system which automates and integrates membership, premium calculation, billing and collection, receivables, arrears and information management. This product is used primarily by large health insurance companies and Blue Cross and Blue Shield organizations.

     PROVIDER INFORMATION SYSTEMS ("PIMS") - A relational database provider information solution that retains information on demographics and pricing solutions in order to administer HMO and managed care business requirements.

     PMSO AUBEN-UND INNENDIENST WORKSTATION ("AIWS") - A single use interface which allows users to support the sale of life, health, accident, and property insurance in Europe. AIWS is an all lines quote, offer and application system and provides agents with a client system for acquisition data and detailed policy information. Based on OS/2, AIWS can operate in stand-alone or local area network environments and can communicate with administration systems.

     AGENCY WORKSTATION-THE BUNDLE ("AWS") - A micro-based agency system that provides personal and commercial lines rating, flood rating, marketing functions and access to Motor Vehicle Reports.

     ADVANCED COMMUNICATIONS ACCESS ("ACA") - A Series II genesis bridge between application systems that interfaces IBM mainframe-based company systems with mini- and micro-based systems. ACA provides communications, data translation, and routing capabilities, and supports ACORD and SCIO standards for several lines of business.

     PRIVATE LIFE INSURANCE SYSTEM ("PLIS") - European automatic user-controlled computer system for processing of individual life insurance policies which covers all functions in the production of Individual Life Insurance and Pension Plans including: signing of new policies, policy endorsements, reimbursements, premium payments, simulation and statistics and case processing.

     AUTOMATED INFORMATION SYSTEM ("AIS") - An integrated information order, delivery, evaluation, and management platform featuring a mainframe database that can be accessed by terminals or intelligent workstations via cooperative processing. AIS allows users to access information designed to facilitate the insurance underwriting and claims settlement process from multiple vendors.

     CLIENT INFORMATION SYSTEM ("CIS") - DB/2-based mainframe system which serves as a common repository of information relating to an insurance company's clients and provides an index to other corporate data. CIS bridges computer systems, regardless of the software product and vendor, and displays various business relationships that exist between the client and the insurance company.

     CLIENT INFORMATION WORKSTATION ("CIWS") - Client/server solution that automates the management of information about a person, company, prospect or provider who has a relationship with an insurance company.

     WORK IN PROCESS ("WIP") - WIP facilitates the management, including tracking, assigning, reassigning and controlling, of various tasks generated in an insurance company environment.

     CORPORATE INVESTMENT MANAGEMENT SYSTEMS ("CIMS") - A series of investment systems designed for managing complex investment portfolios which handles most types of securities and includes portfolio segmentation, asset valuation and complete accounting control capabilities. These systems, which will operate on a stand-alone basis or in conjunction with each other, may be used by all types of insurance companies.

     FINANCIAL MANAGEMENT SYSTEM ("FMS") - An integrated accounting and financial reporting system which includes general ledger and budgeting capabilities, distribution of income and expense data by categories and the preparation of a variety of financial and accounting reports.

     INTEGRATED APPLICATION PLATFORM ("IAP") - A technical platform which, using cooperative processing technologies, provides the capability to develop applications and link software systems, whether they be those of the Company or another party. Includes data models, process models and other Series III architecture foundations.

     CK4/VS - An advanced administration system that provides real-time processing for advanced or traditional life, annuity and health insurance products. CK4/VS' exclusive Product Line
Architecture allows the user to define unique, competitive products without costly modifications. CK4/VS offers fast product introduction, increased productivity and strong agent and policyholder service because of its real-time processing and communication structure.

     CK4 WORKSTATION ADVISOR - Allows the Personal Computer (PC) to be utilized to provide an intelligent administrative workstation for mainframe and client/server based applications. CK4 Workstation Advisor acts as a PC-based "front-end" to mainframe-based applications with pre-programmed transactions, on-line user documentation and function help at the data element level. A scripting facility allows business processes to be re-engineered to improve productivity and enhance customer service.

     CK4 PLAN ADVISOR - A PC-based system which utilizes expert system technology to provide an efficient method of designing, developing and introducing new products. CK4 Plan Advisor creates reference files and related user table entries required to support a new plan or to convert an existing plan to CK4/VS. CK4 Plan Advisor eliminates the need for extensive insurance systems knowledge normally required to establish the files and tables by asking a series of easy to understand questions, leading the user through a selection process of the required plan specifics, table updates and premium rates.

     SALESPRO - An integrated sales illustration system used by agents, which produces advanced sales illustrations for products like universal life, variable universal life, interest sensitive life, whole life and annuities. Options for split dollar, comparisons, executive bonus plans, and deferred compensation are also available.

     ELECTRONIC POLICY ISSUE - Takes data compiled in the SalesPro proposal and transmits it to the home office. This system provides the customer with the option of handling the entire issuing process, including printing the application and policy form, or, simply transmitting the policy to the home office mainframe for review and approval.

     FIELD LINK - Provides communications and data linkage to connect their remote sales force with home office databases. Field Link expedites policy issue and delivery by making up-to-the-minute information available to both the agent and the home office via the agent's PC. Policy data may be held solely at the mainframe, or may be down-loaded to a database at the PC that contains selected policy data. Queries may then be directed to either the PC database or the mainframe, as needed.

     CK4 DOCUMENT MANAGER - Is designed to utilize PCs with a Local Area Network (LAN) within a company to provide efficient document management software for incoming and outgoing faxes and scanned documents within a company. Instead of information arriving on a fax machine, a PC-based fax server accepts incoming faxes electronically and routes or distributes the documents to users both internally or externally. Additionally, CK4 Document Manager accommodates the integration of electronic mail and scanned documents to provide a comprehensive document management system.

     CYBERSCRIBE V - An automated correspondence system for the PC that can draw policy or client information from databases. The clients' existing word processing package is then used to create letter text which CYBERSCRIBE V merges with the database information.

     MICRO TO MAINFRAME COMMUNICATION ARCHITECTURE (MMCA) -
Provides the telecommunications framework that allows connectivity from PCs to host mainframe computers, with no changes to applications programs, in a variety of environments. MMCA is a connectivity tool that gives a system the flexibility to adapt to new data communications hardware and software.

     NEW BUSINESS EXPEDITOR - Integrates several existing systems to automate the processing of a new policy application, including the initial sales proposal, policy submission, underwriting, information gathering, and final policy issuance. New Business Expeditor integrates with CK4/VS and other individual life insurance administrative systems.

     CK4 UNDERWRITING ADVISOR - Uses the COGENSYS Judgment
Processor combined with Auto/Issue and an application entry component to automate the underwriting process. The Judgment
Processor uses case-based reasoning to make decisions according to the parameters taught to the system by an experienced life insurance underwriter.

     CK4 INFORMATION EXPEDITOR - Uses electronic data interchange to manage the information coming into the home office from third party information providers. Reports from information providers such as blood test results and inspection reports are receipted and matched with the application file electronically.


     COGENSYS SOFTWARE:

     THE JUDGMENT PROCESSOR - A software system designed to emulate the decision-making logic of an effective human expert within a specific area of intellectual activity. The Judgment Processor "learns" the logic of its mentor by observing real examples of the mentor's decision making process as the mentor continues to work at day-to-day tasks.

     THE INFORMATION MANAGER - A front-end system with the ability to create and manipulate electronic versions of forms which are used in conjunction with the Judgment Processor. It lets the expert (mentor) define data entry forms, calculations, report generation functions and data communications with minimal assistance from a programmer. It includes a flexible text analysis and evaluation system that allows the translation of free-form textual data into a computer-recognizable, pre-defined format. The system is flexible and multilingual. It provides an automatic interface between spreadsheets and existing microcomputer and mainframe databases within a customer's institution.

     THE APPLICATION MANAGER - A scheduling and tracking system that manages the activities of the Judgment Processor and Information Manager. It integrates the entire COGENSYS Judgment Software line of products and provides query and management reports of the entire process.

SERVICES

     The following is a description of the Company's principal services offerings:

     OUTSOURCING SERVICES - The Company offers comprehensive outsourcing services from its data centers located in North America, Europe and Australia. These services range from providing processing capabilities for unique, highly regulated lines of business such as Massachusetts automobile, Texas personal lines and automobile assigned risk plans; to providing complete processing capabilities for all or most of a customer's business by making available software systems licensed from the Company on a remote basis; to assuming complete systems management, processing and administration support responsibilities for a customer, including complete policyholder services and claims support.

     INFORMATION SERVICES - The Company offers a wide range of information services which are packaged to facilitate efficient review and use and may be ordered and received on an automated basis through the Company's nationwide telecommunications network using the Company's database products. These information services, which are designed to assist insurance professionals in making better decisions about risk selection, pricing and claims settlement, currently include motor vehicle reports (driving record), undisclosed driver information, driver mileage verification, claims histories, credit reports and histories, property inspection and valuation reports, property claims estimating, premium audits, physician reports and medical histories.

     PROFESSIONAL SERVICES - In addition to the services described above, the Company offers a full range of professional services to assist customers in attaining the most effective use of their systems. These services include systems implementation and integration assistance, consulting, education and project planning.

                         MARKETING AND CUSTOMERS

     The Company markets its products and services to several thousand property and casualty insurance companies, life insurance companies and health insurance organizations and independent agents and adjusters. In addition, the Company offers its software products and automation and administration support services in 24 foreign countries. At December 31, 1993, the Company was providing its information services to more than 9,000 insurance companies, agents and adjusters and had a total of over 3,000 software systems licenses in force.

     The Company markets its products and services through a staff of approximately 200 employees, including salesmen and marketing support personnel, most of whom are specialists in the insurance industry and data processing. The Company's marketing force works extensively with each prospective customer, analyzing its specific requirements. Consequently, this process may extend over several months for a prospective customer looking for a major automation, administration support or information solution.

     In addition to its own software products, the Company markets certain software products of other parties to its customers. Typically, these products are designed to perform noninsurance functions or to improve the control and productivity of computer resources.

                                 LICENSING

     The Company's revenues are generated primarily by licensing to customers standardized insurance software systems and providing automation, administrative and information services to the insurance industry.

     Software systems are licensed under the terms of substantially standard nonexclusive and nontransferable license agreements, which generally have a noncancelable minimum term of six years and provide for an initial license charge and a monthly license charge. The initial license charge grants a right to use the software system available at the time the license is signed. The monthly license charge provides access to Maintenance, Enhancements and Services Availability ("MESA"). Under the maintenance provisions of MESA, the Company provides telephone support and error correction to current versions of licensed systems. Under the enhancement provisions of MESA, the Company will provide any additions or modifications to the licensed systems, which the Company may deliver from time to time to licensees of those systems if and when they become generally available. Services availability allows customers access to professional services, other than maintenance and enhancements, which are provided under separate arrangements during the MESA term.

     The Company provides professional support services, including systems implementation and integration assistance and consulting and educational services, which are available under services agreements and charged for separately. These services are generally provided under time and material contracts and in some circumstances under fixed price arrangements.

     The Company also offers information and outsourcing services ranging from making available software licensed from the Company on a remote processing basis from the Company's data centers, to automated information services through the Company's North America telecommunications network using the Company's database products. Outsourcing services are typically provided under contracts having terms from three to ten years.

                           COMPETITION

     The computer software and services industry is highly competitive. Based upon its knowledge of the industry, the Company believes it is a leading provider of comprehensive insurance software systems and automation and administration support and information services to the insurance industry. Insurers which internally develop systems similar to those of the Company, along with their affiliates, are not likely to become major customers of the Company for software. There are also a number of independent companies who offer software systems which perform certain, but not all of the functions performed by the Company's systems.

     There are a number of larger companies, including computer manufacturers, computer service and software companies and insurance companies, that have greater financial resources than the Company and the technological ability to develop software products similar to those offered by the Company. There are also a number of companies that provide information services similar to those provided by the Company to the insurance industry. These companies, especially the larger ones, present a significant competitive challenge to the Company's information services business.

     The Company competes on the basis of its service, price, system functionality and technological advances. However, the Company believes that the most important considerations for potential consumers of its products and services are product capability, ease of installation and use, reliability and quality of technical support, documentation and training, integration of the products and services capabilities and the experience and financial resources of the Company.

                            PRODUCT DEVELOPMENT

     The history of the computer software and services industry has seen rapid changes in hardware and software technology. These changes require the Company periodically to modify and enhance its product offerings in an effort to accommodate changes to, and to insure compatibility with, the latest hardware and software used by its customers. The Company continues to upgrade its products and add new features to meet the changing needs of its customers.

     An example of the Company's continuing product development efforts to ensure that it is in a position to meet the growing automation needs of the insurance industry is the Company's new generation of systems, Series III (see Products and Services, Software Products). The Company's efforts on Series III development have been further enhanced by IBM, pursuant to the Development and Marketing Agreement between the Company and IBM, providing the Company with certain machines, programs and services to assist in the continuance of the Company's conversion of its major insurance industry applications software to client/server/host architecture and the development of other insurance industry applications software.

     Although development efforts for the full release of Series
III for the property and casualty insurance industry will continue, major components of Series III have been delivered since development began in 1987.

     While the Company intends to continue to develop applications for IBM architecture platforms, it also intends to support open systems. The first agreement to support open systems development is with NCR Corporation ("NCR"), an AT&T subsidiary. NCR, now known as AT&T Global Information Solutions ("AT&T Global") and the Company will jointly market the Company's Series III systems worldwide to insurance companies implementing AT&T's UNIX-based solutions. AT&T Global has provided a full range of scalable platforms to the Company. In addition, AT&T Global has made a commitment to support the marketing of the Series III software and to participate in the funding of the conversion of the Series III host-associated software to AT&T Global's UNIX-based platforms. AT&T has played a major role in the communications segment of the insurance industry and has a long-standing relationship with the Company. AT&T's acquisition of NCR, a leader in open systems computing, allows the Company to respond to these trends and meet the broader needs of the insurance industry. The agreement is initially focused on the property and casualty sector of the insurance industry.

     In an effort to maintain and strengthen its competitive position, the Company expends substantial amounts on internal product development. Expenditures for internal product development, which were capitalized, were $24.7 million in 1993, representing 5.5% of total revenues. In addition to its continuing development efforts, the Company has, in the past several years, expended significant amounts on business and software product acquisitions in an effort to expand its product and services offerings and its presence in the marketplace. In 1993, the Company acquired software products with a cost basis of $25.1 million, representing 5.5% of total revenues. The Company intends to continue to expand its product and services offerings through internal development and acquisitions.


ITEM 2.  PROPERTIES

     The Company owns its Columbia, South Carolina, headquarters complex and 145 acres of land on which the facility is located. In early 1993, the Company completed construction of a 176,000 square foot addition to its corporate headquarters costing $16,200,000. The Company leases space for its regional and branch offices under various leases.

     The Company, through its data centers located in North America, Europe and Australia, utilizes 12 mainframe computers. All computers are owned or held under long-term leases. In total, these computers have 5,232 megabytes of memory and are capable of processing approximately 621.6 million instructions per second.
The  Company is currently utilizing 75% to 80% of this capacity.


ITEM 3.   LEGAL PROCEEDINGS

     In April 1993, litigation was commenced against the Company and certain of its present and former officers and directors in the United States District Court for the District of South Carolina, Columbia Division. In the litigation, which purports to be a class action on behalf of purchasers of the Company's common stock between March 18, 1992 and July 8, 1993, the plaintiffs allege that the Company failed to prepare its financial statements in accordance with generally accepted accounting principles and omitted to disclose certain information regarding, among other things, its business and prospects in violation of the Federal securities laws, the South Carolina Code and common law. The Company believes it has meritorious defenses to the claims and is vigorously defending the litigation. The Company is unable to predict the outcome or the potential financial impact of this litigation.

     In June 1993, the Securities and Exchange Commission ("SEC") commenced a formal investigation into possible violations of the

Federal securities laws in connection with the Company's public reports and financial statements, as well as trading in the Company's securities. The Company is cooperating with the SEC in connection with the investigation.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

                                  PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON  EQUITY  AND  RELATED
          STOCKHOLDER MATTERS

     The Company's common stock is traded on the New York Stock Exchange, symbol PMS. The Company has never paid or declared a cash dividend on its common stock. The following table sets forth for the calendar periods indicated the high and low market prices for the Company's common stock.

                                                     1993
                                                 High     Low
     First Quarter.............................  $87 1/4  $74 1/2
     Second Quarter............................   86 1/4   32 7/8
     Third Quarter.............................   36 3/4   21 5/8
     Fourth Quarter............................   31 3/8   22 1/4

                                                     1992
                                                 High     Low
     First Quarter.............................  $73      $63
     Second Quarter............................   70 5/8   59 3/4
     Third Quarter.............................   76 1/2   62 5/8
     Fourth Quarter............................   83 1/2   71 1/2

Title of Class
Common Stock, $.01 par value


Number of Record Holders as of March 11, 1994
1,584

ITEM 6.  SELECTED FINANCIAL DATA

     Results of Operations                   1993
                                (In Thousands
                            Except Per Share Data)

     Revenues............................  $453,099
     Operating loss......................   (77,053)
     Investment income, net..............    10,656
     Loss before income tax (benefit)....   (66,397)
     Net loss............................  $(56,134)

     Net loss per share..................  $  (2.46)


                                            (Restated)
     Financial Condition              1993      1992
                                     (In Thousands)
     Cash and equivalents and
       marketable securities....... $156,772  $238,521
     Working capital...............  206,756   285,980
     Total assets..................  659,803   708,867
     Long-term debt................    5,655     6,001
     Total liabilities.............  182,831   129,791
     Stockholders' equity..........  476,972   579,076

ITEM 7.   MANAGEMENT'S DISCUSSION  AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

     DUE TO THE UNAVAILABILITY OF FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 1992 and 1991, THE COMPANY IS CURRENTLY UNABLE TO COMPARE THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1993 WITH THE PRIOR PERIODS (See Notes to Consolidated Financial Statements).

Liquidity and Capital Resources
     During the year ended December 31, 1993, the Company generated cash flow from operations of $80,823,000, $38,876,000 used for investing activities and $49,801,000 used for financing activities. Cash and equivalents and marketable securities aggregated $156,772,000 at December 31, 1993 as compared to $238,521,000 at
December 31, 1992, a net decrease of $81,749,000. The principal factors affecting such net decrease was the acquisition of CYBERTEK Corporation in August 1993 for a total consideration of $59,727,000 and the repurchase in April 1993 of 970,668 shares of the Company's common stock for total consideration of $48,660,000. Other significant expenditures during the period included: acquisition of data processing and communications equipment, support software and office furniture and equipment ($35,832,000); software product acquisitions and debt and contingency payments relating to past business acquisitions ($13,629,000); and completion of construction of additional office and dining facilities at the Company's corporate headquarters ($2,077,000).

     Significant expenditures anticipated for 1994, excluding business acquisitions, are as follows: acquisition of data processing and communications equipment, support software and office furniture, fixtures and equipment ($13,400,000); payments relating to past business acquisitions ($4,600,000).

     In August 1993, the Company completed its previously announced acquisition of CYBERTEK Corporation for total cash consideration of $59,727,000. As a result of acquiring CYBERTEK's broad based life insurance software systems, the Company changed certain development plans and, accordingly, $1,368,000 of related deferred life insurance systems' costs were written-off for the year ended December 31, 1993. The Company is currently enhancing and integrating the business functions of CYBERTEK products with the Company's Series III life insurance applications and its Integrated Application Platform architecture. The Company expects this effort to continue through 1996 with the anticipated initial release of the integrated applications being made generally available in late 1994 or early 1995 with subsequent releases to follow. Total expenditures related to this effort are expected to approximate $34,000,000, of which $1,300,000 was expended in 1993 and

$8,500,000 is anticipated for all of 1994. The Company expects to generate savings through the closing of CYBERTEK's data center operations and other cost reductions.

     As described more fully below, the Company decided to restructure its health insurance services business and take a restructuring charge of $25,189,000 at June 30, 1993. Cash outlays with respect to the restructuring charges approximated $1,490,000 during the year ended December 31, 1993 and approximately $15,241,000 and $7,458,000, are anticipated in 1994 and 1995, respectively. The Company completed the 1993 expenditures, including the repurchase of its shares and the acquisition for cash of CYBERTEK Corporation, without incurring any indebtedness.

     The Company has historically used the cash generated from operations for the following: development and acquisition of new products, acquisition of businesses and repurchase of the Company's stock. The Company anticipates that it will continue to use its cash for all of these purposes in the future and that projected cash from operations will be able to meet presently anticipated needs; however, the Company may also consider incurring debt as needed to accomplish specific objectives in these areas and for other general corporate purposes.

Results of Operations
     Consolidated revenues for the twelve months ended December 31, 1993 were adversely affected by lower than planned revenues from the Company's health and life insurance services businesses. For the year, the Company recognized revenues of $33,185,000 and an operating loss of $16,643,000 from its health insurance services business, before the effects of certain special charges described below.

     Near the end of the second quarter of 1993, the Company projected that its annual health insurance services business revenues would drop by approximately 50% from the revenue recorded in 1992 to approximately $33,000,000 for all of 1993. The Company's original forecast for 1993 health insurance systems annual revenues was approximately $78,000,000. To better understand both the cause and the anticipated duration of this decline, the Company then undertook an assessment of the potential impact on its health insurance services business of proposed health care legislation, rapidly evolving and significant changes in the relationship between health care providers and insurers and the resultant changes in health insurers' software and service needs.

     As a result of its evaluation, the Company determined that there was no market demand for many of its health insurance systems and automation support services, principally those designed for and suited to traditional health indemnity insurance plans. Near the end of the second quarter of 1993, it was becoming clear that significant restructuring of the country's health care system would occur, whether by government action or economic circumstances, and consequently, insurers would be unwilling to make commitments for any significant new systems until the uncertainty regarding the ultimate outcome of reform was resolved. Furthermore, it seemed most likely that traditional indemnity plans would not meet the future needs of most employers and their insurers after such changes.

     After meetings in the second quarter and early third quarter with its financial advisors, health care professionals and customers, the Company determined that it did not have some of the systems to respond to the most likely future initiatives in the health care insurance industry and that many of the Company's existing health insurance products, primarily those acquired in business acquisitions, would require substantial modification or complete reformation. This determination and the continuing adverse impact of operating losses in its health insurance services business led the Company to the conclusion that the current carrying value of certain assets of the health insurance services business unit, principally intangibles associated with traditional health indemnity insurance plan services, was not fully recoverable through sale or continuing operations.

     As a consequence of these factors, the Company recorded, at June 30, 1993, special impairment and restructuring charges to reduce the carrying value of certain long-lived identifiable intangible assets and goodwill and to recognize as a loss the planned future abandonment of certain facilities and employee severance and outplacement costs (See Note 13 of Notes to Consolidated Financial Statements). As part of the Company's non-cash impairment charges, acquired software amounting to $9,150,000 was written-off. Principal products that supported traditional health indemnity insurance plans that were written-off included:
(1) a claims administration and payment system; (2) an administrative system for membership, billing, collections and receivables; and (3) a provider administration and reimbursement system. The reduction in annual amortization related to these software systems is approximately $2,551,000. Additionally, the Company recorded other non-cash impairment charges to write-off the carrying value of certain other identifiable intangibles ($6,320,000) and goodwill ($39,420,000) which will result in future amortization reductions of approximately $3,796,000 on an annual basis.

     The Company, as part of its restructuring charges, decided to downsize its health staff from 437 at June 30, 1993 to approximately 388 at the end of 1993, with additional reductions in staff scheduled to take place during 1994. These scheduled reductions are estimated to reduce compensation and other benefits cost by approximately $17,500,000 on an annual basis.

     The Company, however, will continue to market and invest in the internal development of its systems for managed care applications. The Company believes these systems are suited for larger, managed care plans and other health care payers.

     The Company completed its acquisition of CYBERTEK Corporation on August 24, 1993. CYBERTEK's revenues and net income for the last full year prior to acquisition were $30,720,000 and $3,059,000, respectively. For 1993, the Company recognized revenues of $84,790,000 and an operating loss of $12,941,000 from its life insurance software, professional and information services business, which included the results of CYBERTEK since August 24, 1993. Of the loss, $1,749,000 was attributable to amortization of intangible assets arising from the CYBERTEK acquisition. Also, the Company's decision to develop new releases of certain of its life systems based on the business functions of CYBERTEK software and the process of integrating CYBERTEK functionality into certain existing Series III applications, had the effect of significantly reducing revenues and increasing the operating loss from the life insurance services business in the short term.

     The information services business produced lower than expected operating profits. The Company is attempting to direct more of its information services business into database products and life and health information services, where margins are generally higher. The Company typically realizes a lower gross margin from information services than from software products and related services.

     Revenues from total policy management outsourcing services were adversely affected by the previously announced wind-down of the New Jersey Market Transition Facility (MTF) project. Prior to the wind-down of the MTF, annual MTF revenues in 1992 were approximately $68,380,000. Revenues were $19,730,000 for 1993 as the project came to an end. The Company was not able to reduce its operating expenses as quickly as the reduction in revenue occurred because of ongoing contractual obligations. As a result of an increased role in servicing additional new contracts with insurance companies and residual markets, the Company should start to replace revenues, lost from the New Jersey MTF project, during the first half of 1994. Margins, however, will be reduced during the early phases of these contracts due to start-up costs.

     The Company has identified several states where it can potentially offer similar total policy management services. After evaluating the potential operating and economic risks of each opportunity, the Company will decide whether these services should be marketed to the appropriate governmental agency. Contracts with governmental agencies involve a variety of special risks, including the risk of early contract termination by the governmental agency and changes associated with newly elected state administrations or newly appointed regulators.

     The Company, in December 1993, signed one of the largest outsourcing agreements in its history. The Company contracted to provide data processing services for Vital Forsikring A.S., a life insurance company in Bergen, Norway; this contract together with other outsourcing contract opportunities in Scandinavia, could generate revenues of up to approximately $150 million over the seven-year term of the agreement based on expected services utilization. Additionally, the Company, during the last half of 1993, entered into several significant contracts with property and casualty and life insurance companies for software licensing and related implementation and consulting services.

     The property and casualty insurance software and services business achieved increased levels of revenue and operating income, primarily from licensing activities. This operating income more than offset the losses in the health and life insurance services businesses. The commitments by customers for new products was greater than the Company's anticipation for this business, although lower in the second half of 1993. Outsourcing services for property and casualty insurers did not meet expectations due to several contracts not closing or ramping up as fast as anticipated. The Company believes that this and the slow down in second half licensing was largely due to the Company's delay in releasing the results of its special audit and having available audited financial statements. The operating profit margin maintained a level similar to that experienced historically for property and casualty systems and services.

     The Company recorded charges related to early project terminations, the deductible under the Company's Directors' and Officers' liability insurance policy in response to shareholder litigation, cost overruns on certain projects and other charges arising from the Company's previously disclosed internal investigation of its accounting practices. These charges totaled $18,100,000 (after tax $11,200,000).

     Effective January 1, 1993, the Company revised its estimate of the period of future benefit for goodwill and certain other acquired intangible assets. The effect of this change in accounting estimate was to increase amortization expense by $2,626,000 ($.09 per share) during the twelve months ended December 31, 1993. Commencing January 1, 1993, the Company revised the period over which it will amortize its internally developed software. The effect of this change in estimated life was to decrease amortization expense by $1,839,000 ($.05 per share) during the twelve months ended December 31, 1993 . (See Note 1 of Notes to Consolidated Financial Statements.)

     Investment income, net of investment expense and other charges for the year ended December 31, 1993 was $10,656,000 which included realized gains on the sale of marketable equity securities of $3,388,000.

     The effective income tax benefit rate (income taxes expressed as a percentage of pre-tax income) was 15.5% for the year ended December 31, 1993. The foregoing effective income tax benefit rate includes the impact of the increase in the highest marginal corporate tax rate resulting from the enactment of the Omnibus Budget Reconciliation Act of 1993. The effective tax benefit rate would have been significantly higher (38.6%) were it not for the write off of goodwill ($39,420,000) related to the impairment of the Company's health insurance systems business (See Note 13 of Notes to Consolidated Financial Statements).

Seasonality and Inflation
     The Company's operations have not proven to be significantly seasonal, although quarterly revenues and net income could be expected to vary at times. This is attributable principally to the timing of customers entering into license agreements with the Company and fluctuations in the amount of certain information services used by customers, principally during holiday seasons and periods of severe weather. The Company is unable to control the timing of these decisions or fluctuations. In order to minimize the impact of these decisions or fluctuations, the Company's long-term business strategy is to build a larger base of recurring systems licensing and services revenues.

     Although the Company cannot accurately determine the amounts attributable thereto, the Company has been affected by inflation through increased costs of employee compensation and other operating expenses. To the extent permitted by the marketplace for the Company's products and services, the Company attempts to recover increases in costs by periodically increasing prices. Additionally, most of the Company's license agreements and long-term services agreements provide for annual increases in charges. License agreements generally provide for increases in monthly license charges based upon changes in the consumer price index and customer premium volume. Long-term services agreements generally provide for annual increases based on the percentage change in the consumer price index.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      Index to Consolidated Financial
                     Statements and Supplementary Data


                                                             Page

Report of Independent Accountants........................     30

Consolidated Financial Statements and Notes:

  Consolidated Statement of Operations for the year
     ended December 31, 1993.............................     31

  Consolidated Balance Sheets as of
     December 31, 1993 and 1992..........................     32

  Consolidated Statement of Changes in
     Stockholders' Equity for the year ended
     December 31, 1993...................................     33

  Consolidated Statement of Cash Flows for the
     year ended December 31, 1993........................     34

  Notes to Consolidated Financial Statements.............     35

Quarterly Consolidated Results of
  Operations.............................................     52


Supplemental Schedules:

  Schedule I - Marketable Securities.....................     53

  Schedule V - Property and Equipment....................     54

  Schedule VI - Accumulated Depreciation and
     Amortization of Property and Equipment..............     55

  Schedule VIII - Valuation and Qualifying Accounts......     56

  Schedule X - Supplementary Income
     Statement Information...............................     57

     Supplemental schedules other than those listed above are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or in the notes thereto.

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Policy Management Systems Corporation

     We have audited the accompanying consolidated balance sheets of Policy Management Systems Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As further discussed in Note 2 to the consolidated financial statements, management discovered certain errors in the Company's previously issued financial statements. Accordingly, the balance sheet as of December 31, 1992 has been restated to reflect the correction of these errors.

     In 1993 lawsuits were filed against the Company and certain of its present and former officers and directors alleging violation of securities laws as well as negligent misrepresentation. In addition, the Securities and Exchange Commission is conducting an investigation into possible violations of Federal securities laws. These issues are further discussed in Note 8 to the consolidated financial statements. Management cannot predict the ultimate impact of these actions on the consolidated financial statements. Accordingly, no provisions have been made in the consolidated financial statements.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Policy Management Systems Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the year ended December 31, 1993 in conformity with generally accepted accounting principles.





Atlanta, Georgia                                          Coopers & Lybrand
April 5, 1994

                   POLICY MANAGEMENT SYSTEMS CORPORATION
                   CONSOLIDATED STATEMENT OF OPERATIONS

                                                      Year Ended
                                                   December 31, 1993
                                                     (In Thousands,
                                                 Except Per Share Data)

Revenues:
  Licensing.....................................        $ 74,664
  Services......................................         378,435
                                                         453,099

Costs and Expenses:
  Cost of services..............................         351,411
  Selling, general and administrative...........          50,792
  Impairment and restructuring charges..........          80,733
  Other operating costs and expenses............          47,216
                                                         530,152

Operating loss..................................         (77,053)

Investment income, net..........................          10,656

Loss before income tax benefit..................         (66,397)

Income tax benefit..............................          10,263

Net loss........................................        $(56,134)


Net loss per share..............................        $(  2.46)


Weighted average number of shares...............          22,858



See accompanying notes.












 31
<PAGE 32>


                      POLICY MANAGEMENT SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                                                                        (As Restated)

                                                                          December 31,   December 31,
                                                                            1993            1992
                                                                                (In Thousands,
                                                                              Except Share Data)
Assets
Current assets:
  Cash and equivalents..................................................... $ 24,122      $  31,959
  Marketable securities....................................................  132,650        206,562
  Receivables, net of allowance for uncollectible amounts
     of $1,817 ($1,630 at 1992)............................................   92,975         86,684
  Income tax receivable....................................................   18,764          2,891
  Deferred income taxes....................................................    9,491          8,083
  Other....................................................................    9,735          9,659
     Total current assets..................................................  287,737        345,838

Property and equipment.....................................................  139,029        131,696
Receivables................................................................    4,716         22,252
Goodwill and other intangible assets.......................................   85,969        100,792
Capitalized software costs.................................................  117,513         99,414
Deferred income taxes......................................................   21,585          2,580
Other......................................................................    3,254          6,295
     Total assets.......................................................... $659,803       $708,867

Liabilities
Current liabilities:
  Accounts payable and accrued expenses.................................... $ 42,256       $ 36,151
  Accrued restructuring and lease termination costs........................    9,521           -
  Accrued contract termination costs.......................................    2,714          5,030
  Current portion of long-term debt........................................    6,986          3,670
  Unearned revenues........................................................   19,121         11,361
  Other....................................................................      383          3,646
     Total current liabilities.............................................   80,981         59,858

Long-term debt.............................................................    5,655          6,001
Deferred income taxes......................................................   74,151         56,112
Accrued restructuring and lease termination costs..........................   19,735           -
Other......................................................................    2,309          7,820
     Total liabilities.....................................................  182,831        129,791

Commitments and contingencies (Note 8)

Stockholders' Equity
Special stock, $.01 par value, 5,000,000 shares authorized.................      -             -
Common stock, $.01 par value, 75,000,000 shares authorized,
   22,637,021 shares issued and outstanding (23,524,197 at 1992)...........      226            235
Additional paid-in capital.................................................  262,167        307,906
Retained earnings..........................................................  216,632        272,766
Foreign currency translation adjustment....................................   (2,053)        (1,831)

     Total stockholders' equity............................................  476,972        579,076

        Total liabilities and stockholders' equity......................... $659,803       $708,867


See accompanying notes.



                    POLICY MANAGEMENT SYSTEMS CORPORATION
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                         Addi-                        Foreign
                                                         tional                       Currency
                                               Common    Paid-In        Retained      Translation
                                               Stock     Capital        Earings       Adjustment      Total
                                                                     (In Thousands)
Balance, December 31, 1992
   as previously reported....................  $235      $307,906       $267,709        $(1,831)    $574,019
Effect of restatement
  attributable to prior years...............     -           -             5,057            -          5,057
Balance, December 31, 1992,
  as restated................................   235       307,906        272,766         (1,831)     579,076

Net loss.....................................    -           -           (56,134)           -        (56,076)
Stock options exercised (21,777 shares)......    -          1,062           -               -          1,062
Repurchase of 970,668 shares of common stock.   (10)      (48,650)          -               -        (48,660)
Issuance of stock to employee benefit
  plan (61,715 shares).......................     1         1,849           -               -          1,850
Foreign currency translation adjustment......    -           -              -              (222)        (222)

Balance, December 31, 1993...................  $226      $262,167       $216,632        $(2,053)    $476,972


See accompanying notes.



                   POLICY MANAGEMENT SYSTEMS CORPORATION
                   CONSOLIDATED STATEMENT OF CASH FLOWS


                                                               Year Ended
                                                            December 31, 1993
                                                              (In Thousands)
Operating Activities
  Net loss..........................................            $(56,134)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
    Depreciation and amortization...................              63,157
    Deferred income taxes...........................              (2,997)
    Gain on sale of marketable securities...........              (3,388)
    Provision for uncollectible accounts............               1,768
    Impairment charges..............................              54,890
  Changes in assets and liabilities:
    Restructuring charges...........................              25,843
    Receivables.....................................              19,748
    Income tax receivable...........................             (15,873)
    Accounts payable and accrued expenses...........              (1,460)
    Income taxes payable...........................                1,327
  Other, net........................................              (6,058)
       Cash provided by operations..................              80,823

Investing Activities
  Proceeds from sales/maturities of marketable
   securities, net..................................             382,973
  Purchases of marketable securities, net...........            (296,344)
  Acquisition of property and equipment.............             (39,272)
  Capitalized internal software development costs...             (24,698)
  Purchased software................................              (4,336)
  Proceeds from disposal of property and equipment..               9,062
  Business acquisitions.............................             (66,261)
       Cash used for investing activities...........             (38,876)

Financing Activities
  Payments on long-term debt........................              (3,681)
  Issuance of common stock under stock
   option plans.....................................                 690
  Issuance of common stock to employee benefit plan.               1,850
  Repurchase of outstanding common stock............             (48,660)
       Cash used for financing activities...........             (49,801)

Effect of exchange rate changes on cash.............                  17
Net increase in cash and equivalents................              (7,837)
Cash and equivalents at beginning of period.........              31,959
Cash and equivalents at end of period...............            $ 24,122

Noncash Activities
  Long-term debt arising from and assumed in
   connection with business acquisition.............            $  6,580

Supplemental Information
  Interest paid.....................................               1,579
  Income taxes paid.................................              13,431


 See accompanying notes.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
     The consolidated financial statements are prepared on the basis of generally accepted accounting principles and include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated. Certain amounts previously presented in the consolidated financial statements for prior periods have been reclassified to conform to current classifications.

Revenue Recognition
     The Company's revenues are generated primarily by licensing to customers standardized insurance software systems and providing automation and administrative support and information services to the insurance industry.

     Software systems are licensed under the terms of substantially standard nonexclusive and nontransferable license agreements, which generally have a noncancelable minimum term of six years and provide for an initial license charge and a monthly license charge. The initial license charge, which grants a right to use the software system currently available at the time the license is signed, is recognized as revenue upon delivery of the product and receipt of a signed contractual obligation. The monthly license charge provides access to Maintenance, Enhancements and Services Availability ("MESA"). Under the maintenance provisions of MESA, the Company provides telephone support and error correction to current versions of licensed systems. Under the enhancement provisions of MESA, the Company will provide any additions or modifications to the licensed systems, which the Company may deliver from time to time to licensees of those systems if and when they become generally available. The monthly license charge is recognized as revenue on a monthly basis throughout the term of the MESA provision of the license agreement. Services availability allows customers access to professional services, other than maintenance and enhancements, which are provided under separate arrangements during the MESA term.

     The Company provides professional support services, including systems implementation and integration assistance and consulting and educational services, which are available under services agreements and charged for separately. These services are generally provided under time and material contracts and in some circumstances under fixed price arrangements. Under fixed price contracts, revenue is recognized on the basis of the estimated percentage of completion of service provided using the cost to cost method. Changes in estimates to complete and losses, if any, are recognized in the period in which they are determined.

     The Company also offers information and outsourcing services ranging from making available software licensed from the Company on a remote processing basis from the Company's data centers, to complete systems management, processing, administrative support and automated information services through the Company's nationwide telecommunications network using the Company's database products. Outsourcing services are typically provided under contracts having terms from three to ten years. Revenues from substantially all outsourcing and information services are recognized at the time the service is performed.

Marketable Securities
     Interest bearing marketable securities are stated at amortized cost, which approximates market value. Current marketable equity securities are stated at the aggregate of lower of cost or market and a valuation allowance is provided for the excess, if any, of cost over market. The fair values of marketable securities are estimated based on quoted market prices for those or similar investments. Gains or losses on marketable securities are determined on the specific identification method.

     Investment securities with maturities of three months or less at the time of acquisition are considered cash equivalents.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (FAS 115) was issued in May 1993. FAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. FAS 115 is effective for fiscal years beginning after December 15, 1993; accordingly, the Company will adopt provisions of FAS 115 on January 1, 1994. Adoption of FAS 115 is not anticipated to have a material impact on the financial statements taken as a whole.

Property and Equipment
     Property and equipment, including certain equipment acquired under capital leases and support software acquired for internal use, are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. Assets acquired under capital leases are amortized over the term of the related lease.

Goodwill and Other Acquired Intangible Assets
     Since 1983, the Company has completed 34 business acquisitions, all of which have been recorded using the purchase method of accounting. As a result of purchase accounting, specifically identifiable intangible assets and goodwill are recorded and amortized over their estimated economic lives or periods of future benefit. The lives established for these assets are a composite of many factors which are subject to constant change because of the nature of the Company's operations. This is particularly true for goodwill which reflects value attributable to the going concern nature of acquired businesses, the stability of their operations, market presence and reputation. Accordingly, the Company evaluates the continued appropriateness of these lives based upon the latest available economic factors and circumstances. Additionally, the Company evaluates the full recoverability of all long-lived assets including specific intangible assets and goodwill based upon a comparison of discounted estimated future cash flows from the related operations with the then corresponding carrying values of those assets. A rate considered to be commensurate with the risk involved is used to discount the cash flows.

     For all years through December 31, 1992, the Company had amortized goodwill over an estimated useful life of 25 years. As a result of its most recent evaluation, the Company has revised its estimates of the period of future benefit for goodwill. Consequently, effective January 1, 1993, the Company began to amortize goodwill over an estimated life of 15 years for goodwill related to information and computer services company acquisitions and 10 years for goodwill related to software company acquisitions. The Company believes these new lives more appropriately reflect the current economic circumstances for such businesses and the related period of future benefit. Longer lives will be used for future business acquisitions only where independent third party studies support such lives. The effect of this change in accounting estimate was to increase amortization expense by $2,626,000 ($.09 per share) during the year ended December 31, 1993. Also as part of this evaluation, the net book value of intangible assets related to the Company's health insurance services business of $45,740,000, most of which was goodwill, was written off during the twelve months ended December 31, 1993 (See Note 13).

     Other identifiable purchased intangible assets are being amortized on a straight-line basis over their estimated period of benefit ranging from 5 to 10 years.

Computer Software
     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" (FAS 86), certain costs incurred in the internal development of computer software which is to be licensed to customers and costs of purchased computer software, consisting primarily of software acquired through business acquisitions, are capitalized and amortized at the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues of that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. Costs which are capitalized as part of internally developed software primarily include direct and indirect costs associated with payroll, computer time and allocable depreciation and other direct allocable costs, among others. All costs incurred prior to the establishment of technological feasibility have been expensed as research and development costs during the periods in which they were incurred and amounted to $2,735,000 during the year ended December 31, 1993.

     As part of the Company's restatement of its prior years' retained earnings (See Note 2), additional software costs amounting to $30,487,000 ($18,863,000 net of tax) were capitalized as of December 31, 1992. A detailed study of all software-related expenditures dating back to December 15, 1988 indicated significant misallocation and overexpensing of development costs. This error relating to under-capitalization of software development costs was due to certain weaknesses in the Company's then existing cost accounting and accumulation system which did not capture all appropriately capitalizable costs as defined in FAS 86. The additional capitalized costs include both elements of direct and indirect costs as described above as required by FAS 86. All of the additional capitalized software costs are related to the Company's property and casualty business software systems. Additional development costs relating to the Company's internally developed Series III life systems were not capitalized because all the conditions of FAS 86 were not met. No significant software development costs were capitalized for the Company's health insurance business since any such costs would have been written off as part of the impairment and restructuring charges (See Note 13). The additional capitalized software costs are reflected in restated balances (See Note 7).

     For all years through December 31, 1992, the Company amortized internally developed software on a straight-line basis over an estimated useful life of four years. The Company's recent experience indicates that an estimated useful life of five years would more appropriately reflect the actual useful life of such software. Accordingly, commencing January 1, 1993, the Company began to amortize such software on a straight-line basis over five years. Amortization charged to expense was $22,391,000 for the year ended December 31, 1993; as a result of the change in estimated life described above, amortization expense was $1,839,000 ($.05 per share) less than it would have been using the previous four year life.

Income Taxes
     The provision for income taxes and corresponding balance sheet accounts are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. These differences are primarily attributable to differences in the recognition of depreciation and amortization of property, equipment and intangible assets and certain software development costs and revenues.

Net Income Per Share
     Net income per share is based upon the weighted average number of common shares outstanding. Outstanding stock options are common stock equivalents, but are excluded from the computation of net income per share since their dilutive effect is not material.

Foreign Currency Translation
     The local currencies of the Company's foreign subsidiaries have been determined to be the functional currencies. Assets and liabilities of foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are included as a separate component of stockholders' equity. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the year. Transaction gains and losses, which were not material, are included in the results of operations of the period in which they occur.

NOTE 2.  RESTATEMENT OF PRIOR YEARS' RESULTS OF OPERATIONS

     In August 1993, the Company engaged independent accountants to conduct a special audit of the Company's consolidated financial statements as of and for the six months ended June 30, 1993. As a result of this audit, the Company determined that retained earnings previously reported as of December 31, 1992 required adjustment. These adjustments were due to errors in the application of accounting principles and subsequent discovery of facts existing at February 26, 1993, the date of the predecessor auditor's report.

     The Company is in the process of determining the specific prior period or periods affected by the adjustments. Once determined, the Company intends to restate the financial statements for such periods. The components, net of related tax effects, of the cumulative adjustment to retained earnings as of December 31, 1992 are as follows:
                                             Increase (Decrease)
                                             to Retained Earnings
                                                (In Thousands)

     Elimination of revenue related to
       a contingent contract that
       was cancelled...........................       $  (820)
     Deferral of revenues due to changes
       in timing of revenue recognition........        (8,408)
     Reduction of expenses due to
       capitalization of certain software
       costs (See Note 1)......................        18,863
     Recognition of expenses due to changes
       in timing of expense accrual............        (1,622)
     Reserve for losses on certain
       services contracts......................        (5,536)
     Reduction of current income tax
       liability due to previously
       unrecorded tax credits..................         2,580
     Cumulative retained earnings
       adjustment as of December 31, 1992......       $ 5,057

     Deferral of revenues due to changes in timing of revenue recognition includes situations where (i) there were errors in accounting for contracts under the percentage of completion method;
(ii) there were delays in receiving signed contracts beyond December 31, 1992; (iii) customers prepaid or were billed for services performed in subsequent periods or where refunds or provisions for credit were contractually required and (iv) the Company had future delivery obligations under certain contracts.

NOTE 3.  ACQUISITION

     On August 24, 1993, the Company consummated the acquisition of all of the outstanding stock of CYBERTEK Corporation ("CYBERTEK") for an aggregate consideration of $59,727,000 in cash. CYBERTEK has over 20 years of experience in serving the data processing needs of the life insurance industry by designing and delivering a combination of data processing services, consulting services and software to enable its customers to manage their business.

     The acquisition has been recorded using the purchase method of accounting. Accordingly, the consolidated statements of operations of the Company for the year ended December 31, 1993 include the results of operations of CYBERTEK only from the date of acquisition through period end. The impact of the acquisition on the consolidated results of operations for the year ended December 31, 1993 was not significant. The cost of acquisition was determined, and assigned to assets acquired, as follows:


                                           (In Thousands)
     Total consideration paid...............  $58,152
     Direct costs of acquisition............    1,575
     Total cost to be assigned to net
       assets acquired......................   59,727
     Add - Liabilities assumed..............   13,876
     Less - Cost assigned to tangible and
       identifiable intangible assets
       acquired (including $10,623
       purchased software cost).............   47,338
     Cost assigned to goodwill..............  $26,265


NOTE 4.   MARKETABLE SECURITIES

Marketable securities consist of the following:

                                              December 31,
                                            1993         1992
                                              (In Thousands)

Municipal bonds and notes..............   $127,505     $197,115
U.S. Government and Agency securities..      4,795        9,072
Equity securities......................        350          375
    Total..............................   $132,650     $206,562

Market value...........................   $134,983     $208,334

     Investment income is shown net of interest expense and other charges of $2,641,000 and includes a realized gain on marketable securities of $3,388,000 for the year ended December 31, 1993.

NOTE 5.  PROPERTY AND EQUIPMENT


     A summary of property and equipment is as follows:


                                              Estimated              December 31,
                                              Useful Life         1993           1992
                                                (Years)             (In Thousands)
Cost:
 Land......................................       -            $  2,557       $  2,557
 Buildings and improvements................     10-40            59,618         41,820
 Construction in progress..................       -                 -           15,721
 Leasehold improvements....................      1-10             3,293          3,351
 Office furniture, fixtures and equipment..      5-15            37,630         30,370
 Data processing and communications
   equipment and support software.........       2-5            134,552        116,135

 Other.....................................      3-5              4,002          5,472

                                                                241,652        215,426
Less: Accumulated depreciation
   and amortization........................                    (102,623)       (83,730)

Property and equipment.....................                    $139,029       $131,696



     In mid-1991, the Company began construction of a 176,000 square foot addition to its corporate headquarters which was completed in early 1993 at a total cost of $16,200,000.
Depreciation and amortization charged to expense was $27,184,000 for the year ended December 31, 1993.

NOTE 6.   GOODWILL AND OTHER INTANGIBLE ASSETS

     A summary of goodwill and other intangible assets is as
follows:
                                             December 31,
                                          1993          1992
                                              (In Thousands)

Goodwill.............................. $ 76,500      $ 90,468
Customer lists........................   27,010        25,905
Covenants not to compete..............    4,956         4,486
Other.................................    3,653         9,268
                                        112,119       130,127

Less:  Accumulated amortization.......  (26,150)      (29,335)
                                       $ 85,969      $100,792

     Amortization charged to expense was $9,274,000 for the year ended December 31, 1993. See Note 13 for a discussion of the write-off of certain impaired goodwill and other intangible assets.


NOTE 7.   CAPITALIZED SOFTWARE COSTS

     A summary of capitalized software costs is as follows:

                                             December 31,
                                          1993          1992
                                              (In Thousands)

Internally developed software......... $124,326      $ 99,628
Purchased software....................   47,655        41,014
                                        171,981       140,642

Less:  Accumulated amortization.......  (54,468)      (41,228)
Capitalized software costs............ $117,513      $ 99,414

     Purchased software in the amount of $9,150,000 (which was net of $9,151,000 of related amortization) was written-off as part of the Company's impairment and restructuring charges relating to its health business (See Note 13). Also, $1,368,000 relating to the nonrecoverability of certain deferred life insurance systems development costs was written-off for the year ended December 31, 1993; this amount is also included in other operating costs and expenses in the accompanying Consolidated Statement of Operations.


NOTE 8.  COMMITMENTS AND CONTINGENCIES

Commitments

     The Company occupies leased facilities under various operating leases expiring through 2014. The leases for certain facilities contain options for renewal and provide for escalation of annual rentals based upon increases in the lessors' operating costs. Rent expense under leases for facilities was $7,745,000 for the year ended December 31, 1993. Amounts of $7,751,000 for lease termination costs and $12,227,000 for lease abandonment charges are included in the impairment and restructuring charges in the accompanying statement of operations (See Note 13).

     The Company leases certain data processing and related equipment primarily under operating leases expiring through 1995. Rent expense under operating leases for such equipment was $4,295,000 for the year ended December 31, 1993. Future minimum lease obligations under noncancelable operating leases are stated below and include a lease termination payment in 1994 amounting to $7,751,000 and payments over 10 years aggregating $17,575,000 related to a leasehold planned for future abandonment (See Note
13):

                                           Facilities
Year Ending December 31,                 (In Thousands)
  1994............................           $14,789
  1995............................             4,957
  1996............................             4,472
  1997............................             3,724
  1998............................             6,900
  Thereafter......................            11,672

Total.............................           $46,514

Contingencies

     In April 1993, litigation was commenced against the Company and certain of its present and former officers and directors in the United States District Court for the District of South Carolina, Columbia Division. In the litigation, which purports to be a class action on behalf of purchasers of the Company's common stock between March 18, 1992 and July 8, 1993, the plaintiffs allege that the Company failed to prepare its financial statements in accordance with generally accepted accounting principles and omitted to disclose certain information regarding, among other things, its business and prospects in violation of the Federal securities laws, the South Carolina Code and common law. The Company believes it has meritorious defenses to the claims and is vigorously defending the litigation. The plaintiffs seek unspecified compensatory damages, legal fees and litigation costs. The Company is unable to predict the outcome or the potential financial impact of this litigation.

     In June 1993, the Securities and Exchange Commission ("SEC") commenced a formal investigation into possible violations of the Federal securities laws in connection with the Company's public reports and financial statements, as well as trading in the Company's securities. The SEC has issued a formal order of investigation which provides the SEC staff with the power to subpoena documents and to compel testimony in connection with their investigation. The Company is cooperating with the SEC in connection with this investigation.


NOTE 9.  LONG-TERM DEBT

     Long-term debt is as follows:
                                               December 31,
                                             1993        1992
                                               (In Thousands)
Notes payable, due through February 2015,
  interest at 3.69% to 9.00%.............  $12,641      $ 9,671

Less: Current portion....................   (6,986)      (3,670)

Long-term debt...........................  $ 5,655      $ 6,001

NOTE 10.  INCOME TAXES

    A reconciliation of the difference between the actual income tax benefit and the expected benefit for the year ended December
31, 1993, computed using the applicable statutory rate is as follows (in thousands):


Statutory Rate                                      35%
Income tax benefit computed at
  statutory rate.............................    $(23,239)
Increase (decrease) in taxes due to:
  Goodwill...................................      15,205
  Nontaxable investment income. .............      (2,391)
  State and local income taxes, net
    of federal tax effect....................        (913)
  Increase in statutory rate.................       1,080
  Other......................................          (5)

Actual income tax benefit....................    $(10,263)

Effective income tax benefit rate............        15.5%



    An analysis of the income tax benefit for the year ended
December 31, 1993 is as follows (in thousands):


Current taxes..................................   $ (7,266)
Deferred income taxes relating to
  temporary differences:
    Depreciation and amortization of property,
      equipment and intangibles................      3,834
    Capitalized internal software
      development costs........................      4,914
    Restructuring of operations................    (12,855)
    Other......................................      1,110
                                                    (2,997)

    Total income tax benefit...................   $(10,263)

   An analysis of the net deferred income tax liability is as follows:

                                                December 31,
                                              1993       1992
                                               (In Thousands)

Current deferred assets:
  Net operating loss carryforward..........   4,315        157
  Other....................................   5,176      7,926
    Current deferred assets................  $9,491    $ 8,083

Long term deferred assets:
  Restructuring of operations.............   12,855       -
  State tax credits.......................    4,987      2,580
  Other...................................    3,743       -
  Long term deferred assets...............   21,585      2,580
    Total deferred assets.................  $31,076    $10,663


Long term deferred liabilities:
  Depreciation and amortization of
    property, equipment and intangibles... $28,272 $23,726 Capitalized internal software
    development costs.....................   32,971     28,073
  Other...................................   12,908      4,313
    Total deferred liabilities............  $74,151    $56,112



     The Company generated a $10,926,000 net operating loss for the year ended December 31, 1993 for tax purposes. This loss, which is anticipated to be carried forward, will expire in 2008. Additionally, the Company has loss carryforwards of $1,483,000 at December 31, 1993 related to a business acquisition in 1991. The acquired loss carryforwards are subject to a $415,000 annual limitation and will expire in 2002. The entire benefit related to the Company's loss carryforwards has been recognized in the financial statements.

     On August 10, 1993 the Omnibus Budget Reconciliation Act of 1993 was signed into law. This Act increased the highest marginal federal income tax rate from 34 percent to 35 percent. Under the provisions of FAS 109, deferred tax liabilities and assets are adjusted for the effect of a change in tax laws or rates. Furthermore, the effect is included in the income tax provision for the reporting period that includes the enactment date. As such, the net loss for the period ended December 31, 1993 was increased by $1,080,000 to reflect the increase in tax rates.

     In 1992, the Internal Revenue Service completed an examination of the Company's consolidated federal income tax returns for the years 1985 through 1988 and has proposed certain adjustments to income and credits that result in proposed tax deficiencies in the amount of $17,785,000 for those years. The Company believes that its judgment in the areas for which adjustments have been proposed has been appropriate and is contesting the proposed adjustments. The Company believes that adequate amounts of federal income taxes are provided in the consolidated financial statements.

NOTE 11.  EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plan
     Eligible employees of the Company are covered under the Company's profit sharing retirement plan. The Company's contribution to the plan is determined by the Board of Directors of the Company. Employees make no contributions to this plan. The Company made a contribution of $800,000 in early 1993 for the plan year 1992.

Retirement Savings Plan
     The Company offers a 401(k) retirement savings plan for eligible employees. Participants can elect to have up to 6% of their salary withheld for investment in the program and the Company will make a matching contribution of $.50 for each $1.00 of employee participation. Participants may also make limited additional contributions which are not subject to matching contributions by the Company. Participants have several options as to how their contributions may be invested, but through October 1993, all matching contributions had been invested in common stock of the Company. Company contributions made after October 1993 were, and continue to be, invested in a government money market fund, except as participants may otherwise redirect such Company contributions previously made. Except in certain instances, participant contributions are made from pre-tax wages. The Company's contribution on behalf of participating employees was $1,914,000 for the year ended December 31, 1993.

Stock Option Plans
     The Company has various plans under which options to purchase shares of the Company's common stock have been granted to eligible employees and members of the Board of Directors of the Company. In 1992, options were granted under the 1989 Stock Option Plan to eligible employees and members of the Board of Directors, subject to approval by the Company's stockholders of an amendment to increase the number of shares available for grant under that plan. In January 1993, options were also granted under the Company's 1993 Long-term Incentive Plan for eligible executives, subject to approval by the Company's stockholders. At the annual meeting of the Company's stockholders in April, 1993, the amendment to the 1989 Stock Option Plan and the 1993 Long-Term Incentive Plan for Executives were approved.

     Option activity under all of the stock option plans is summarized as follows:



                                          Year Ended
                                       December 31, 1993

Shares under option at beginning of
   year..............................     1,202,856
Granted..............................       592,500
Exercised............................       (21,777)
Forfeited............................       (48,460)
Shares under option at end of year...     1,725,119


Shares under option exercisable
   at end of period..................       766,805

Shares available for future grant....     1,175,916


     Shares under option exercisable at January 1, 1993 were 443,297. The exercise price of options exercised under plans other than under the 1993 Long-Term Incentive Plan for Executives during the year ended December 31, 1993 were $15.13 to $49.63 and the exercise prices of shares under option at December 31, 1993, other than under the 1993 Long-Term Incentive Plan for Executives, were $15.13 to $69.38.

     All options granted under plans other than under the 1993 Long-Term Incentive Plan for Executives have exercise prices at 100% of market value at date of grant and are exercisable at the rate of 33 1/3% per year (cumulative) beginning one year from date of grant.

     Options granted in 1993 under the 1993 Long-Term Incentive Plan for Executives have been granted at 105% of market value at the date of grant; all these options have an exercise price of $81.90. (For individuals who later may be selected to participate in the 1993 Long-Term Incentive Plan for Executives, said percentage is based on the year the individual is selected as follows: 1993 - 105%; 1994 - 104%; 1995 - 103%; 1996 - 102%; 1997 -
101%; and 1998 - 100%.) Options granted under the plan in 1993 become exercisable as follows: 25% on January 1, 1995; 25% on January 1, 1997; and 50% on January 1, 1999. For individuals who later may be selected to participate in the plan, the number of options granted and what percentage become exercisable on the above dates are determined according to formulas described in the plan.

NOTE 12.  CERTAIN TRANSACTIONS

     In August 1989, International Business Machines Corporation ("IBM") acquired directly from the Company a 19.8% interest in the Company's outstanding voting stock for $116,775,000 representing 3,797,561 shares. IBM is entitled to increase its ownership interest up to a maximum of 30% by purchasing the Company's common stock in the open market. IBM's ownership interest was 16.8% at December 31, 1993, representing the original 3,797,561 shares acquired.

     Certain officers of the Company participated in the Company's long-term incentive plan for executives, which began January 1, 1987 and ended December 31, 1992. The plan provided for the payment of pre-established bonuses, payable either in cash, common stock of the Company or a combination thereof, if certain earnings per share performance goals were reached by the Company during the six-year life of the plan. Bonuses earned under this plan for the final two-year period ended December 31, 1992, were paid in 1993, in a combination of $5,410,000 in cash and 45,348 shares of common stock.

     On April 7 and 8, 1993, the Company repurchased, on the open market, all of the 970,668 shares of the Company's common stock authorized under a previously approved stock repurchase program for a total consideration of $48,660,000.


NOTE 13.  IMPAIRMENT AND RESTRUCTURING CHARGES

     During the first half of 1993, the Company experienced markedly decreased revenues from its health insurance services business unit. Near the end of the second quarter of 1993, the Company projected that its annual health insurance services business revenues would drop by approximately 50% from the revenue recorded in 1992 to approximately $33,000,000 for all of 1993, and that trend of decline would continue into 1994. To better understand both the cause and the anticipated duration of this decline, the Company then undertook an assessment of the potential impact on its health insurance systems business of proposed health care legislation, rapidly evolving and significant changes in the relationship of health care providers and insurers and the resultant changes in health insurers' software and service needs.

     After meetings with its financial advisors, health care professionals and customers, the Company determined that it did not have some of the systems to respond to the most likely future initiatives in the health care insurance industry and that many of the Company's existing health insurance services products, primarily those acquired in business acquisitions, would require substantial modification or complete reformation. This determination and the continuing adverse impact of operating losses in its health business led the Company to the conclusion that the current carrying value of certain assets of the health insurance services business unit, principally intangibles, associated with traditional indemnity insurance plan services, was not fully recoverable through sale or continuing operations. Accordingly, the Company recorded an impairment charge of $54,890,000 at June 30, 1993 to reduce the carrying value of certain long-lived identifiable intangible assets ($6,320,000 - customer lists, covenants not to compete and assembled workforce), acquired software ($9,150,000) and goodwill ($39,420,000) related to its health business.

     The Company applied its methodology for determining impairment of intangibles (see Note 1) by discounting the expected future cash flows from this business. In this case, the present value of the expected cash flows was determined using a discount rate of 17% which the Company considers to be commensurate with the risk involved. This rate was determined using the Capital Asset Pricing Model which reflects the return the Company should achieve on its investments. An additional risk premium was included in the rate to recognize the uncertainty associated with the health insurance services business.

     Additionally, as a result of the impairment of its health business, the Company decided to restructure this business and recorded a restructuring charge of $25,189,000 at June 30, 1993. Costs to restructure the health insurance services business are composed of $5,211,000 associated with employee severance and outplacement, and $19,978,000 related to an ongoing lease obligation and/or termination for the planned future abandonment of certain leased office facilities. The Company also recorded other pre-tax restructuring charges of $655,000. It is anticipated that these restructurings will be completed during 1994.


NOTE 14.  SEGMENT INFORMATION

     The Company operates in one business segment, providing computer software systems and related automation and administration support and information services to the insurance industry. Approximately 90% of the Company's revenues are generated from products and services provided in the United States and no one customer accounted for more than 10% of revenues during the year ended December 31, 1993.

NOTE 15.  CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents, marketable securities and trade receivables. The Company places its cash and cash equivalents and marketable securities with high credit quality entities and limits the amount of credit exposure with any one entity. In addition, the Company performs ongoing evaluations of the relative credit standing of these entities, which are considered in the Company's investment strategy.

     Concentration of credit risk with respect to trade accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base across the insurance industry. The Company performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

                   POLICY MANAGEMENT SYSTEMS CORPORATION
               QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS


                                 Six
                                Months
                                Ended     (Unaudited)  (Unaudited)
                                June 30,     Third       Fourth
                                 1993       Quarter      Quarter
                               (In Thousands Except Per Share Data)

1993

Revenues...................     $235,923    $108,885     $108,291
Operating income (loss)....      (82,148)        752        4,343
Investment income, net.....        7,941       1,333        1,382
Income (loss) before
  income taxes (benefit)...      (74,207)      2,085        5,725
Net income (loss)..........     $(60,423)   $    346     $  3,943
Net income (loss) per
  share....................     $  (2.62)   $    .02     $    .17



     As a result of a special audit of the Company's balance sheet as of December 31, 1992 and its consolidated financial statements as of and for the six months ended June 30, 1993, the Company determined that retained earnings previously reported as of December 31, 1992 required adjustment. The Company is in the process of determining the specific period affected by the adjustments. Once determined, the Company intends to restate the financial statements for such periods (See Note 2 of Notes to Consolidated Financial Statements).

     The results of operation for the six months ended June 30, 1993 reflect special impairment and restructuring charges of $80.7 million (after taxes, $65.0 million, or $2.81 per share). See Note 13 of Notes to Consolidated Financial Statements. Additionally, the Company recorded charges related to early project terminations, the deductible under the Company's Directors' and Officers' liability insurance policy in response to shareholder litigation, costs overruns on certain projects and other charges arising from the Company's previously disclosed internal investigation of its accounting practices of approximately $18.1 million (after taxes $11.2 million, or $.48 per share).


                                                                    SCHEDULE I

                    POLICY MANAGEMENT SYSTEMS CORPORATION

                            MARKETABLE SECURITIES



                                               December 31, 1993

                                    Maturity   Amortized   Market      Book
Description                          Value       Cost      Value       Value
                                                 (In Thousands)
3.24% - 11.0% Municipal bonds
  and notes, maturing on various
  dates through December 1998
  (all rated AA- or better)........ $122,189   $127,505   $129,702   $127,505
5.29% - 9.50% U.S. Government and
  Agency securities, maturing on
  various dates through November
  1994.............................    4,698      4,795      4,931      4,795
200,000 shares, The Seibels Bruce
  Group, Inc. common stock,
  par value $1 per share...........     -          -           350        350

                                    $126,887   $132,300   $134,983   $132,650



                                                      SCHEDULE V

              POLICY MANAGEMENT SYSTEMS CORPORATION

                     PROPERTY AND EQUIPMENT


                             Balance    Addi-
                                At      tions              Other   Balance
                            Beginning    At     Retire-   Changes  At End
                             of Year    Cost     ments      (1)    of Year
                                             (In Thousands)

Year ended
December 31, 1993:

Land and improvements...... $  2,557  $   -    $    -     $  -     $  2,557
Buildings..................   41,820    1,347       -      16,451    59,618
Construction in progress...   15,721      730       -     (16,451)      -
Leasehold improvements.....    3,351      269      (682)      355     3,293
Office furniture,
  fixtures and equipment...   30,370    5,987      (201)    1,474    37,630
Data processing and
  communications equipment
  and support software.....  116,135   29,983   (14,689)    3,123   134,552
Other......................    5,472      956    (2,206)     (220)    4,002
                            $215,426  $39,272  $(17,778)  $ 4,732  $241,652



Note

(1)Includes assets acquired through business acquisitions, foreign currency translation adjustments, transfers and other adjustments.

                                                        SCHEDULE VI

              POLICY MANAGEMENT SYSTEMS CORPORATION

                  ACCUMULATED DEPRECIATION AND
             AMORTIZATION OF PROPERTY AND EQUIPMENT


                            Balance   Addi-
                               At     tions              Other    Balance
                           Beginning   To     Retire-   Changes   At End
                            of Year  Expense   ments      (1)     of Year
                                          (In Thousands)

Year ended
December 31, 1993:

Buildings.................. $ 7,618  $ 1,699  $    -    $   -   $  9,317
Leasehold improvements.....   1,838      349     (349)      -      1,838
Office furniture,
  fixtures and equipment...  15,418    2,832     (175)      8     18,083
Data processing and
  communications equipment
  and support software.....  55,417   21,719   (7,189)    167     70,114
Other......................   3,439      585     (493)   (260)     3,271
                            $83,730  $27,184 $ (8,206)  $ (85)  $102,623


Note

(1) Includes foreign currency translation adjustments, transfers and other adjustments.

                                                              Schedule VIII

                   POLICY MANAGEMENT SYSTEMS CORPORATION

                     VALUATION AND QUALIFYING ACCOUNTS




                                Additions
                     Balance    Charged
                       at          to                            Balance
                    Beginning   Costs &     (1)                   at End
   Description      of Period   Expenses   Other   Deductions   of Period
                                        (In Thousands)

Allowance for
uncollectible
amounts
Year ended
December 31, 1993     $1,630      1,768     601     (2,182)     $ 1,817

Accrued restruct
- - - - - -uring and lease
termination cost
Year ended
December 31, 1993     $    0     29,696       0       (440)     $29,256


Note
   (1) Acquired through business acquisition.

                                                                 SCHEDULE X

              POLICY MANAGEMENT SYSTEMS CORPORATION

           SUPPLEMENTARY INCOME STATEMENT INFORMATION


                                    Year ended December 31,
                                              1993
                                       (In Thousands)

Amortization of intangible assets:
  Computer software......................  $24,844
  Intangible assets from business
    acquisitions.........................    9,274

Maintenance and repairs..................    8,118
                                           $42,236

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE


     Item 4 of the Company's Report on Form 8-K, dated August 17,
1993, is incorporated herein by reference.

                            PART III

ITEM 10.  DIRECTORS AND  EXECUTIVE  OFFICERS  OF  THE  REGISTRANT

                      Current Position with the Company
Name and Age          and Business Experience*

Roy L. Faulks        Vice  Chairman of the  Board of the Company
(68)                 since 1981 and his current term will expire
                     in 1994; prior to retirement in April, 1986, Executive Vice President and Treasurer of
                     The Seibels Bruce Group, Inc. ("Seibels") and certain subsidiaries; Director of
                     Seibels and certain subsidiaries.

Donald W. Feddersen  Director of the  Company  since 1983 and his
(59) current term will expire in 1996; General Partner of Charles River Ventures, Boston, Massachusetts; Director of Network Systems Corporation, Brooklyn Park, Minnesota; Director of Parametric Technology Corporation, Waltham, Massachusetts;
                     Director of Sybase, Inc., Emeryville,
                     California.

Frederick B. Karl    Director  of the  Company since 1981 and his
(69)                 current term will expire in 1994; Attorney
                     at Law and Chief Executive Officer of
                     Hillsborough County, Florida since 1990;
                     prior thereto, Senior Partner of Karl,
                     McConnaughhay, Roland and Maida, P.A., a law firm in Tallahassee, Florida from 1978 through 1990; Justice of the Florida Supreme
                     Court from 1977 to 1978.

Dr. John M. Palms    Director of  the Company  since 1992 and his
(58)                 current term will expire in 1995; President
                     of the University of South Carolina since
                     March, 1991; President of Georgia State
                     University, 1989 to March 1991; prior
                     thereto, various teaching and administration positions at Emory University; Director of PECO Energy, Inc., Philadelphia,
                     Pennsylvania; Director of Fortis Holding,
                     Inc., New York, New York; Director of
                     NationsBank of South Carolina, N.A.,
                     Columbia, South Carolina; Trustee, Institute of Defense Analysis, Alexandria, Virginia.

     *    For directors only, includes certain other directorships.

                     Current Position with the Company
Name and Age         and Business Experience*

Joseph D. Sargent    Director of  the Company since 1986 and his
(64)                 current term will expire in 1995; Chairman
                     of Connecticut Surety Corporation and Vice
                     Chairman of Conning & Company, Hartford,
                     Connecticut; Chairman of the Board and
                     Treasurer of S.K.I., Ltd., Killington,
                     Vermont; Director of Trenwick Group, Inc.,
                     Stamford, Connecticut; Director of Mutual
                     Risk Management, Ltd., Hamilton, Bermuda;
                     Director of EW Blanch Holdings, Inc.,
                     Minneapolis, Minnesota; Director of
                     Executive Risk Inc., Simsbury, Connecticut;
                     Director if MMI Companies, Inc., Deerfield,
                     Illinois.

John P. Seibels      Director of  the Company since 1981 and his
(52)                 current term will expire in 1996; Investor,
                     Columbia, South Carolina; Director of
                     Seibels and certain subsidiaries.

Richard G. Trub      Director of  the Company since 1981 and his
(63)                 current term will expire in 1994; Chairman
                     and Treasurer of Trubco, Inc., West
                     Simsbury, Connecticut, since June, 1992;
                     prior thereto, Senior Vice President of
                     Connecticut National Bank, Hartford,
                     Connecticut; Director of Riverfront
                     Recapture, Inc., Hartford, Connecticut.

G. Larry Wilson      Chairman  of  the   Board   (since   1985),
(47)                 President and Chief Executive Officer of the
                     Company (since 1980) and his current term as Director will expire in 1995; Director of LEGENT Corporation, Vienna, Virginia.
                     Employed by the Company since its inception.


*For directors only, includes certain other directorships.

                     Current Position with the Company
Name and Age         and Business Experience*


David T. Bailey      Executive  Vice  President  of  the Company
(47)                 since 1986. Responsible for the Property and
                     Casualty Insurance Group. Employed by the
                     Company since 1981.

Jeffery S. Bragg     Senior  Vice President of the Company since
(45)                 1993.  Responsible for the Health and
                     Information Services Group.  Employed by the
                     Company since 1987.

James P. Brown       Senior  Vice President of the Company since
(47)                 1992. Responsible for the Total Policy
                     Management Group since February 1994.
                     Employed by the Company since 1982.

Charles E. Callahan  Executive  Vice  President  of  the Company
(45)                 since 1989. Responsible for the Life, Health
                     & Information Services Group. Employed by the Company since 1983.

Donald A. Coggiola   Executive  Vice  President of  the  Company
(54)                 since 1986. Responsible for the Industry
                     Markets Group.  Employed by the Company
                     since 1979.

Robert L. Gresham    Executive  Vice  President (since 1986) and
(51)                 Treasurer (since 1981) of the Company.
                     Responsible for the Corporate Services
                     Group.  Employed by the Company since 1978.

Stephen G. Morrison  Executive  Vice  President,  Secretary  and
(44)                 General Counsel since January 1994.
                     Responsible for the administration of the legal affairs of the Company. Employed by the Company since January 1994. Prior to joining the Company, Mr. Morrison was engaged full time in the practice of law as Senior Partner with Nelson, Mullins, Riley & Scarborough in Columbia, South Carolina. In that capacity, Mr. Morrison served as the Company's chief outside litigation counsel for matters other than those described in
                     Note 8 to the Financial Statements.  Mr.
                     Morrison will continue his affiliation with Nelson, Mullins, Riley & Scarborough and continue to perform certain services in that capacity on a declining basis.


*    For directors only, includes certain other directorships.

                     Current Position with the Company
Name and Age         and Business Experience*

Timothy V. Williams  Executive Vice President and Chief Financial
(44) Officer. Responsible for the Financial Services Group. Employed by the Company since February 1994. Prior thereto, Mr. Williams served in senior management capacities with Holiday Inn Worldwide, based in Atlanta, Georgia, most recently as Executive Vice President of Corporate Services and Chief Financial Officer.


     In April of 1994, the Company was informed by Mr. Coggiola that a gift of 380 shares of Common Stock was erroneously reported as a gift of 400 shares in a Form 4 which was filed in April of 1991. This minor discrepancy was reflected only in this single Form 4.


*  For directors only, includes certain other directorships.

ITEM 11.  EXECUTIVE COMPENSATION

     COMPENSATION OF DIRECTORS: Directors who are not full-time employees of the Company receive an annual fee of $2,000, plus $2,000 for each Board meeting attended and $750 for each committee meeting attended on other than a regular Board meeting date. Directors participating in any meeting by telephone receive a $250 fee for such meeting. Directors who do not reside in Columbia, South Carolina, are reimbursed for travel expenses.

     COMPENSATION OF EXECUTIVE OFFICERS: The following table sets forth information regarding compensation earned, including stock options granted, during 1991, 1992 and 1993 by the executive officers listed in the table (the "Executive Group").


                           SUMMARY COMPENSATION TABLE


                                                      Long Term Compensation
                                                      Awards      Payouts
                                                      Number of
Name                                                  Securities  Long-Term     All
and                                                   Underlying  Incentive     Other
Principal                       Annual Compensation   Options     Plan          Compen-
Position                Year   Salary    Bonuses (1)  Granted     Payouts       sation (2)
G. Larry Wilson         1993  $496,930   $ 50,000     100,000    $   -0-        $7,284
President               1992   456,940    234,000      50,000     1,196,000      6,198
                        1991   417,312    218,000      50,000        -0-           -

David T. Bailey         1993   280,482      -0-        50,000        -0-         7,075
Executive Vice          1992   260,540     98,250      25,000       777,400      8,700
President               1991   241,615     83,835      25,000        -0-           -

Charles E. Callahan     1993   245,538      -0-        50,000        -0-         6,641
Executive Vice          1992   213,538     86,400      25,000       598,000      6,075
President               1991   183,307     73,600      25,000        -0-           -

Donald A. Coggiola      1993   279,546      -0-        50,000        -0-         7,075
Executive Vice          1992   260,540     86,329      25,000       777,400      8,700
President               1991   241,615     60,750      25,000        -0-           -

Robert L. Gresham       1993   265,326      -0-        50,000        -0-         6,805
Executive Vice          1992   243,308     98,000      25,000       777,400      6,198
President               1991   221,615     89,200      25,000        -0-           -


(1) Reflects amount earned in year indicated even though actually paid in following year and for Mr. Wilson includes amounts earned under his Executive Compensation Agreement (see
      "Executive Compensation Agreement").



(2) Disclosure under this column is not required for 1991 under the rules of Securities and Exchange Commission. Amounts shown are matching contributions from the Company under its 401(k) retirement savings plan.



      The following tables set forth certain information regarding options for Common Stock granted to the Executive Group during 1993 and include the potential realizable value which would exist based on assumed annual compounded rates of stock price appreciation of five and ten percent over the full ten-year term of the options.


                            OPTIONS GRANTED IN 1993


                                                 Individual Grants
                                             Percent
                               Number        of Total
                               of Securities Options     Exercise
                               Underlying    Granted to  Price     Expiration
                               Options       Employees   Per       Date of
     Name                      Granted (1)   in 1993     Share     Options
All Stockholders                   -              -         -           -

G. Larry Wilson                 100,000         16.8%     $81.90   January 19, 2003
David T. Bailey                  50,000          8.4%      81.90   January 19, 2003
Charles E. Callahan              50,000          8.4%      81.90   January 19, 2003
Donald A. Coggiola               50,000          8.4%      81.90   January 19, 2003
Robert L. Gresham                50,000          8.4%      81.90   January 19, 2003


(1) All option grants shown in these tables are pursuant to the Company's 1993 Long-Term Incentive Plan for Executives. Options granted under the plan in 1993 have an exercise price of 105% of the fair market value of the Common Stock on January 19, 1993 (the date of grant) and become exercisable as follows: 25% on January 1, 1995; 25% on January 1, 1997; and 50% on January 1, 1999. If there is a change in control of the Company, as defined in this plan, then each option granted under the plan shall become immediately exercisable in full regardless of whether there is a change in office or employment of the participant. In addition, in the event of dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving entity, then each option granted shall terminate, but not before each participant is permitted to exercise his options to the extent they are exercisable, without regard to any installment exercise provisions in the plan.


                          Potential Realizable Value at
                          Assumed Annual Rates of Stock Price
                          Appreciation for Option Term

     Name                      5%              10%
All Stockholders (2)      $1,154,116,972   $2,924,939,465

G. Larry Wilson           $    4,515,000   $   12,041,000
David T. Bailey                2,257,500        6,020,500
Charles E. Callahan            2,257,500        6,020,500
Donald A. Coggiola             2,257,500        6,020,500
Robert L. Gresham              2,257,500        6,020,500


(2) The potential realizable value for all Stockholders is based on the number of shares of Common Stock outstanding on January 19, 1993 (the date these options were granted) and assumes the Stockholders purchased the Common Stock for $78.00 (which was the market price of the Common Stock on January 19, 1993) and held the Common Stock until January 19, 2003. The Company has included this information to illustrate how the Stockholders will have fared compared to each of the named executives if the assumed appreciation is achieved.

     The following table sets forth information regarding the value of "in-the-money" options, which are options having a positive difference between the exercise price of such stock option and the 1993 year-end market price of Common Stock. None of the officers in the Executive Group exercised options during 1993.


                      AGGREGATED YEAR-END OPTION VALUES


                       Number of Securities
                       Underlying                         Value of Unexercised
                       Unexercised Options                In-the-Money Options
                       at December 31, 1993               at December 31, 1993 (1)

    Name               Exercisable   Unexercisable       Exercisable    Unexercisable
G. Larry Wilson          149,999        150,001           $     -0-      $     -0-
David T. Bailey           49,999         75,001           $     -0-      $     -0-
Charles E. Callahan       31,666         75,001           $     -0-      $     -0-
Donald A. Coggiola        84,999         75,001           $  75,000      $     -0-
Robert L. Gresham         49,999         75,001           $     -0-      $     -0-

(1) Value represents the aggregate excess of the market price of the Common Stock on December 31, 1993, which was $31.00, over the exercise price for the options. All options included in the table have an exercise price equal to the fair market value of the Common Stock on the dates of grant, except those granted pursuant to the Company's 1993 Long Term Incentive Plan for Executives, which are described in the Options Granted in 1993 Tables.



     EXECUTIVE COMPENSATION AGREEMENT: The Company has an Executive Compensation Agreement with G. Larry Wilson whereby the Company is to pay, subject primarily to Mr. Wilson's continued employment, certain specified amounts over a five-year period. This Agreement is renewable annually at the option of the Company. A payment of $50,000 for 1993 was paid in early 1994.

     DEFERRED COMPENSATION AGREEMENT: G. Larry Wilson is covered by a Deferred Compensation Agreement providing annual remuneration of $25,000.00 upon the event of a qualifying retirement, death or total disability. The Agreement, which provides for monthly payments over a fifteen-year period, is contingent primarily upon Mr. Wilson's continued employment until such an event occurs, and
the deferred benefits are not vested until that time.   The Company
owns life insurance contracts covering Mr. Wilson, of which it is the beneficiary, in an aggregate amount equal to or in excess of the total benefit.

     EMPLOYMENT AGREEMENTS: The Company had Employment Agreements with Messrs. Wilson, Bailey, Callahan, Coggiola and Gresham which provided for payments to be made to the individuals in certain circumstances following a change of control of the Company. During 1993, there were no events which would entitle any of the individuals to any post-termination benefits. All of these Employment Agreements expired at the end of 1993.



ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
           MANAGEMENT

     STOCK OWNERSHIP OF DIRECTORS AND OFFICERS: The following table sets forth beneficial ownership of Common Stock by each Director and the executive officers named in the Summary Compensation Table and by all Directors and all executive officers as a group. No one Director owns one percent or more of the outstanding shares, but in the aggregate, the Directors and executive officers beneficially own two percent.

                          Amount & Nature
Name & Address            of Beneficial     Shares Subject
of Beneficial Owner (1)   Ownership (2)     to Option (3)

Roy L. Faulks               3,999              3,499
Donald W. Fedderson         8,366              8,366
Frederick B. Karl           3,000              2,500
Dr. John M. Palms             833                833
Joseph D. Sargent           2,500              2,500
John P. Seibels            13,499              8,333
Richard G. Trub             2,700              2,500
G. Larry Wilson           191,436 (4)        149,999
David T. Bailey            50,816 (5)         49,999
Charles E. Callahan        31,984 (6)         31,666
Donald A. Coggiola         90,243 (7)         84,999
Robert L. Gresham          57,108 (8)         49,999
Directors and Executive
  Officers as a group     483,379            420,859

(1)  The address of each individual is the Company's address.

(2) Except where noted below, each individual has sole voting and sole dispositive power.

(3) These shares, which are included in the "Amount & Nature of Beneficial Ownership" column, are subject to option on or before June 30, 1994, pursuant to the Company's various stock option plans.

(4)  1,437 of these shares are held in the Company's 401(k)
     Retirement Savings Plan for which Mr. Wilson has sole dispositive power but no voting power.

(5)  151 of these shares are held in the Company's 401(k)
     Retirement Savings Plan for which Mr. Bailey has sole dispositive power but no voting power.

(6)  318 of these shares are held in the Company's 401(k)
     Retirement Savings Plan for which Mr. Callahan has sole dispositive power but no voting power.

(7)  452 of these shares are held in the Company's 401(k)
     Retirement Savings Plan for which Mr. Coggiola has sole dispositive power but no voting power.

(8)  345 of these shares are held in the Company's 401(k)
     Retirement Savings Plan for which Mr. Gresham has sole dispositive power but no voting power.

     PRINCIPAL STOCKHOLDERS: The following table sets forth certain information regarding beneficial owners of more than five percent of the Company's Common Stock. The information provided, except that for IBM, is based on information filed by the respective party with the Securities and Exchange Commission.

     Name                       Common Stock         Percentage
  and Address                Beneficially Owned      of Class (1)

International Business           3,797,561 (2)        16.78%
Machines Corporation ("IBM")
2000 Purchase Street
Purchase, New York  10577

The Capital Group, Inc.          2,214,000 (3)         9.78%
("Capital")
333 South Hope Street
Los Angeles, California 90071

Wellington Management Company    2,024,640 (4)         8.94%
("Wellington")
75 State Street
Boston, Massachusetts 02109

The Regents of the University    1,353,200 (5)         5.98%
of California ("Regents")
300 Lakeside Drive
Office of the Treasurer
Oakland, California 94612

Government of Singapore          1,264,800 (6)         5.59%
Investment Corporation
Pte Ltd. ("Singapore")
250 North Bridge Road
#33-00 Raffles City Tower
Singapore 0617

(1)  Based on number of shares outstanding at year-end.

(2) Of the shares reported, IBM has sole voting power and sole dispositive power for all of the shares.

(3) Of the shares reported, Capital has sole voting power for 1,099,400 of the shares, shared voting power for none of the shares and sole dispositive power for all of the shares. Capital Guardian Trust Company and Capital Research and Management Company, operating subsidiaries of Capital, exercised as of December 31, 1993, investment discretion with respect to 2,014,000 and 200,000 shares, respectively, of outstanding shares which were owned by various institutional investors.

(4) Of the shares reported, Wellington has sole voting power for none of the shares, shared voting power for 1,131,140 of the shares, and shared dispositive power for all of the shares.

(5) Of the shares reported, Regents has sole voting power and sole dispositive power for all of the shares.

(6) Of the shares reported, Singapore has shared voting power and shared dispositive power for all of the shares. Of the shares held by Singapore, the Government of Singapore is beneficial owner of 912,400 for which it has shared voting and shared dispositive power, and the Monetary Authority of Singapore is beneficial owner of 352,400 for which it has shared voting and shared dispositive power.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During calendar year 1993 the Company and its subsidiaries paid to IBM and its subsidiaries $6.6 million for computer hardware, programs and services and received $10.4 million from IBM and its subsidiaries for computer software and services.

    During 1993, Connecticut Surety Corporation, of which Mr. Sargent is a director and was during 1993 an executive officer and of which Mr. Trub was during 1993 a director, received software licenses and data processing and information services from the Company for which it paid the Company approximately $256,000.

    The Company considers such dealings with IBM and Connecticut
Surety Corporation to have been on substantially similar terms as those prevailing at the time for comparable transactions with unrelated third parties.

                                  PART IV

ITEM 14.   EXHIBITS, FINANCIAL STATEMENT  SCHEDULES, AND REPORTS
           ON FORM 8-K

Financial Statements and Schedules

   The following consolidated financial statements of Policy
Management Systems Corporation are included in Item 8 (Page 30 to
35):

   Report of Independent Accountants.
   Consolidated Balance Sheet as of December 31, 1993 and 1992.
   Consolidated Statement of Operations for the year ended
     December 31, 1993.
   Consolidated Statement of Changes in Stockholders'
     Equity for the year ended December 31, 1993.
   Consolidated Statement of Cash Flows for the year
     ended December 31, 1993.
   Notes to Consolidated Financial Statements for the year ended December 31, 1993.

   The following Consolidated Financial Statement Schedules are included in Item 14 (Page 53 to 57):

   Schedule  I   - Marketable Securities
   Schedule  V   - Property and Equipment
   Schedule VI   - Accumulated Depreciation and Amortization
   Schedule VIII - Valuation and Qualifying Accounts
   Schedule  X   - Supplementary Income Statement Information

Exhibits Filed

   Exhibits required to be filed with this Annual Report on Form
10-K are listed in the following Exhibit Index.

   Pursuant to Rule 15d-21 promulgated under the Securities
Exchange Act of 1934, the following annual report for the Company's employee stock purchase plan will be furnished to the Commission when the information becomes available:

   Form 11-K for the Company's 401(k) Retirement Savings Plan for the year ended December 31, 1993 is incorporated herein by reference.

Form 8-K

   The Company filed a report on Form 8-K, dated December 8, 1993 under Item 5. Other events, relating to a letter issued to the Company's stockholders, customers and employees, advising them of recent developments in connection with the Company's audit and its business.

                     REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and Stockholders
Policy Management Systems Corporation


Our report, which includes two emphasis paragraphs discussing errors in previously issued financial statements and litigation and a Securities and Exchange Commission investigation, on the consolidated financial statements of Policy Management Systems Corporation and subsidiaries is included on page 31 of this Form 10-K. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the index on page 30 of this Form 10-K.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information required to be included therein.




Atlanta, Georgia                                          Coopers & Lybrand
April 5, 1994

                           SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(REGISTRANT)                POLICY MANAGEMENT SYSTEMS CORPORATION

BY (SIGNATURE)          /s/ Timothy V. Williams
                            Timothy V. Williams, Executive Vice
                            President, Chief Financial Officer
DATE                        April 6, 1994

BY (SIGNATURE)          /s/ Stan F. Stoudenmire
                            Stan F. Stoudenmire, Vice President
                            and Controller
DATE                        April 6, 1994


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


BY (SIGNATURE)     /s/ G. Larry Wilson
(NAME AND TITLE)       G. Larry Wilson, Chairman of the Board of
                       Directors, President and Chief Executive
                       Officer
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ Roy L. Faulks
(NAME AND TITLE)       Roy L. Faulks, Vice Chairman of the
                       Board of Directors
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ John P. Seibels
(NAME AND TITLE)       John P. Seibels, Director
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ Frederick B. Karl
(NAME AND TITLE)       Frederick B. Karl, Director
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ Richard G. Trub
(NAME AND TITLE)       Richard G. Trub, Director
DATE                   April 6, 1994

                                SIGNATURES

BY (SIGNATURE)     /s/ Donald W. Feddersen
(NAME AND TITLE)       Donald W. Feddersen, Director
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ Joseph D. Sargent
(NAME AND TITLE)       Joseph D. Sargent, Director
DATE                   April 6, 1994

BY (SIGNATURE)     /s/ Dr. John M. Palms
(NAME AND TITLE)       Dr. John M. Palms, Director
DATE                   April 6, 1994




 73